     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1997



                                                      REGISTRATION NO. 333-23287

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          HEALTHCARE RECOVERIES, INC.
               (Exact Name of Applicant as Specified in Charter)
                             ---------------------

           DELAWARE                          7322                         61-1141758
(state or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)       identification number)

                              1400 WATTERSON TOWER
                           LOUISVILLE, KENTUCKY 40218
                                 (502) 454-1340
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                              PATRICK B. MCGINNIS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              1400 WATTERSON TOWER
                           LOUISVILLE, KENTUCKY 40218
                                 (502) 454-1340
(Name, address, including zip code and telephone number, including area code of agent for service)
                             ---------------------
                                   Copies to:

               ROBERT W. MILLER                               GARY L. SELLERS
               KING & SPALDING                           SIMPSON THACHER & BARTLETT
             191 PEACHTREE STREET                           425 LEXINGTON AVENUE
            ATLANTA, GEORGIA 30303                        NEW YORK, NEW YORK 10017
                (404) 572-4600                                 (212) 455-2000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.
                             ---------------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. []
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
                                                           ---------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
                         ---------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []

                        CALCULATION OF REGISTRATION FEE


====================================================================================================
                                                                  PROPOSED
                                                                   MAXIMUM            AMOUNT OF
                                                                  AGGREGATE         REGISTRATION
       TITLE OF CLASS OF SECURITIES TO BE REGISTERED          OFFERING PRICE(1)        FEE(2)
----------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share.....................    $169,050,000         $51,227.27
====================================================================================================


(1) Calculated in accordance with Rule 457(o).

(2) The Company previously paid $50,800.38 of the Registration Fee in connection with its initial filing on March 14, 1997.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                          HEALTHCARE RECOVERIES, INC.
                             ---------------------

               CROSS-REFERENCE SHEET SHOWING THE LOCATION IN THE
                    PROSPECTUS OF CERTAIN ITEMS OF FORM S-1


                    ITEM NO.                                LOCATION IN PROSPECTUS
                    --------                                ----------------------
 1.  Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
 2.  Inside Front and Outside Back Cover Pages
     of Prospectus..............................  Inside Front Cover Page; Outside Back Cover
                                                  Page; Available Information
 3.  Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors
 4.  Use of Proceeds............................  Prospectus Summary; Use of Proceeds
 5.  Determination of Offering Price............  Outside Front Cover Page; Underwriting
 6.  Dilution...................................  Dilution
 7.  Selling Security Holders...................  Principal and Selling Stockholder
 8.  Plan of Distribution.......................  Outside Front Cover Page; Underwriting
 9.  Description of Securities to be
     Registered.................................  Outside Front Cover Page; Dividend Policy;
                                                  Capitalization; Prospectus Summary;
                                                  Description of Capital Stock
10.  Interests of Named Experts and Counsel.....  Legal Matters; Independent Public
                                                  Accountants
11.  Information with Respect to the
     Registrant.................................  Outside Front Cover Page; Prospectus
                                                  Summary; Risk Factors; Use of Proceeds;
                                                  Dividend Policy; Capitalization; Selected
                                                  Financial Data; Management's Discussion and
                                                  Analysis of Financial Condition and Results
                                                  of Operations; Business; Management;
                                                  Principal and Selling Stockholder; Certain
                                                  Transactions; Description of Capital Stock;
                                                  Financial Statements
12.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................  *


---------------

* Item is omitted because response is negative or item is inapplicable.

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus; one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front and back cover pages.


     The form of the U.S. Prospectus is included herein and the form of the front cover page and back cover page of the International Prospectus follows the back cover page of the U.S. Prospectus.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 24, 1997

PROSPECTUS

                                9,800,000 SHARES

                       (LOGO) HEALTHCARE RECOVERIES, INC.

                          HEALTHCARE RECOVERIES, INC.



                                  COMMON STOCK

                         ------------------------------

    All of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Healthcare Recoveries, Inc. ("HRI" or the "Company") offered hereby are being sold by its sole stockholder, Medaphis Corporation ("Medaphis" or the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder. The Company will receive the proceeds of the sale of Common Stock to the extent the Underwriters exercise their over-allotment option.

    A total of 7,840,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,960,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discount per share are identical for both the U.S. Offering and the International Offering (collectively, the "Offering").


    Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for inclusion in the Nasdaq National Market under the symbol "HCRI", subject to notice of issuance.

                         ------------------------------


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                                                    PROCEEDS TO
                                             PRICE TO          UNDERWRITING           SELLING           PROCEEDS TO
                                              PUBLIC            DISCOUNT(1)       STOCKHOLDER(2)        COMPANY(3)
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................          $                   $                   $                   $
=======================================================================================================================

(1) See "Underwriting" for indemnification arrangements with the U.S. Underwriters and the Managers (collectively the "Underwriters").

(2) Before deducting expenses payable by the Selling Stockholder, estimated at $655,655. If the over-allotment option described below is exercised, the Company will pay a pro-rata portion of such expenses.


(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,470,000 shares of Common Stock solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $        , $        and $        ,
    respectively. See "Underwriting."

                         ------------------------------

    The U.S. Shares are offered by the several U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that delivery of the U.S. Shares will be made against payment therefor on or about
  , 1997, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
                         ------------------------------

BEAR, STEARNS & CO. INC.
             DONALDSON, LUFKIN & JENRETTE
                SECURITIES CORPORATION
                           THE ROBINSON-HUMPHREY COMPANY, INC.


               THE DATE OF THIS PROSPECTUS IS             , 1997.

                    [FLOW CHART OF THE SUBROGATION PROCESS]


     See "Business -- The Recovery Process" for a detailed description of the HRI subrogation system.



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS, OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including risk factors and financial statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' overallotment option will not be exercised, (ii) has been adjusted to give effect to a 100,000-for-1 split to occur immediately prior to the consummation of the Offering (the "Stock Split") and (iii) assumes the operation of the Company independently of the Selling Stockholder pursuant to the Separation Agreement. References in this Prospectus to the "Company" and "HRI" refer to Healthcare Recoveries, Inc., except where the context otherwise requires.


                                  THE COMPANY


     The Company is the leading independent provider of health insurance subrogation and related recovery services for private healthcare payors. HRI recovers the value of accident-related healthcare benefits provided by its clients to insureds when a third-party is responsible for such healthcare benefits. The Company offers its services on a nationwide basis to health maintenance organizations, indemnity health insurers, self-funded employee health plans, companies that provide claims administration services to self-funded plans (referred to as "third-party administrators"), Blue Cross and Blue Shield organizations and provider organized health plans. Current clients include United HealthCare, Blue Shield of California, Healthsource, Humana, Kaiser Permanente, Oxford Health Plans, Sears and The Prudential. The Company had 32.6 million lives under contract (or "lives sold") from its clientele at March 31, 1997, more than double the 15.1 million lives under contract at December 31, 1994.



     The rising costs of healthcare and price competition have contributed to industry consolidation and an increasing trend towards outsourcing for non-core functions, including subrogation. Based on information contained in the Statistical Abstract of the United States 1996, the Company calculates that in 1994 there were approximately 150 million persons covered by private health insurance under insurance policies or similar agreements in states that allow healthcare payors to exercise subrogation and related recovery rights. The Company estimates, based on its experience with accident-related claims, that these 150 million insured persons (or "lives") in 1994 incurred $1.0 to $1.4 billion of medical benefits that were potentially recoverable through subrogation. HRI believes that an increasing number of subrogation claims are being outsourced, since companies are often able to provide specialized services at lower costs, and at similar or higher quality, than could be achieved by the healthcare payor.


     HRI's services are provided by its highly trained employees in conjunction with a proprietary automated recovery process. The Company's system has greatly automated the complex recovery process from the electronic sourcing and processing of claims data, through process guidance and assistance in correspondence to follow-up and settlement of claims. The use of this system enables HRI's personnel to focus on those matters requiring their expertise, which increases their productivity and allows the Company to pursue claims which would otherwise not be economical to recover.


     Over the past three fiscal years, the Company's revenues have grown from $16.9 million to $31.4 million, at a compound annual growth rate of approximately 36% (reflecting actual annual growth rates during 1995 and 1996 of approximately 33% and 40%, respectively), and its net income has grown from $1.9 million to $5.1 million, at a compound annual growth rate of approximately 65% (reflecting actual annual growth rates during 1995 and 1996 of approximately 82% and 49%, respectively). Lives installed and gross recoveries in process, two key operating statistics (as defined in footnotes (3) and (4), respectively, in "-- Summary Historical Financial and Other Data") have also grown significantly over this period. Lives installed has grown at a compound annual growth rate of approximately 43% (reflecting actual annual growth rates during 1995 and 1996 of approximately 24% and 66%, respectively) and gross recoveries in process has grown at a compound annual growth rate of approximately 37% (reflecting actual annual growth rates during 1995 and 1996 of approximately 28% and 47%, respectively). These compound annual growth rates may not be indicative of future performance. The Company believes these results are driven by its (i) process automation, (ii) highly specialized and incented labor and (iii) high levels of customer service. HRI plans to continue to grow its business by capitalizing on its operational strengths and increasing its revenues through
(i) the addition of lives for existing customers, (ii) broadening its customer base, including private and public sector health plans,

(iii) seeking opportunities through the identification of other businesses with similar claim recovery opportunities and (iv) the possible acquisitions of companies that provide claim recovery services.

     HRI is a wholly-owned subsidiary of Medaphis, which is divesting its entire interest in the Company in the Offering. Medaphis is selling HRI as part of its restructuring plan to divest non-core businesses and is required to use the net proceeds from the Offering to retire bank debt. In August 1995, Medaphis acquired HRI for approximately $79.1 million in a stock-for-stock exchange.

     The Company is incorporated in Delaware. The address of the Company's principal business is 1400 Watterson Tower, Louisville, Kentucky 40218, and its telephone number is (502) 454-1340.

                                  THE OFFERING

Common Stock offered by the Selling Stockholder (1):


     U.S. Offering......................      7,840,000 shares


     International Offering.............      1,960,000 shares



          Total.........................      9,800,000 shares



Common Stock to be outstanding after
the Offering............................     10,000,000 shares(2)





Use of Proceeds.........................     The Company will not receive any of
                                             the proceeds from the sale of
                                             Common Stock by the Selling
                                             Stockholder. The Company will use
                                             the net proceeds from the exercise
                                             of the Underwriters' over-allotment
                                             option, if any, for general
                                             corporate purposes, including
                                             capital expenditures, working
                                             capital or possible future
                                             acquisitions. See "Use of
                                             Proceeds."


Nasdaq National Market Symbol...........     HCRI

---------------

(1) The only shares of Common Stock offered by the Company are shares issuable upon the exercise of the Underwriters' over-allotment option.

(2) Includes 200,000 shares of Common Stock (2% of shares to be outstanding after the Offering) to be granted by the Company to certain members of the Company's executive management as a Divestiture Bonus upon consummation of the Offering, and excludes 550,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options that the Company plans to issue to members of its executive management and to non-employee directors exercisable at the initial offering price and 200,000 shares of Common Stock reserved for issuance under the Company's Non-Qualified Stock Option Plan for Eligible Employees. See "Management -- Divestiture Bonus" and "-- Non-Qualified Stock Option Plan for Eligible Employees."

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

     The following table sets forth summary historical financial and other data of the Company as of the dates and for the periods indicated, which have been derived from, and are qualified by reference to, the Company's financial statements and other records. See "Selected Financial Data."


                                                                                                                       THREE
                                                            SIX MONTHS                                                MONTHS
                                          YEAR ENDED          ENDED                                                    ENDED
                                           JUNE 30,        DECEMBER 31,          YEAR ENDED DECEMBER 31,             MARCH 31,
                                       -----------------   ------------   -------------------------------------   ---------------
                                        1992      1993         1993        1993      1994      1995      1996      1996     1997
                                       -------   -------   ------------   -------   -------   -------   -------   ------   ------
                                                                   (IN THOUSANDS, EXCEPT OTHER DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Subrogation........................  $ 5,853   $10,960      $6,915      $12,860   $16,941   $22,496   $30,248   $6,676   $8,917
  Other Revenues, net................        0         0           0            0         0         0     1,171        0        0
                                       -------   -------      ------      -------   -------   -------   -------   ------   ------
        Total Revenues...............    5,853    10,960       6,915       12,860    16,941    22,496    31,419    6,676    8,917
Cost of Services.....................    4,754     6,223       3,393        6,321     7,947    10,265    15,026    3,354    4,326
                                       -------   -------      ------      -------   -------   -------   -------   ------   ------
Gross Profit.........................    1,099     4,737       3,522        6,539     8,994    12,231    16,393    3,322    4,591
Support Expenses.....................    3,807     4,527       2,488        4,720     6,066     6,899     8,093    1,871    2,338(1)
                                       -------   -------      ------      -------   -------   -------   -------   ------   ------
Operating Income (Loss)..............   (2,708)      210       1,034        1,819     2,928     5,332     8,300    1,451    2,253
Interest Income......................      169        80          69          115       320       580       486       92      114
                                       -------   -------      ------      -------   -------   -------   -------   ------   ------
Income (Loss) Before Taxes...........   (2,539)      290       1,103        1,934     3,248     5,912     8,786    1,543    2,367
Income Tax Expense (Benefit).........        0    (3,008)        462          810     1,363     2,486     3,685      647      992
                                       -------   -------      ------      -------   -------   -------   -------   ------   ------
Net Income (Loss)....................  $(2,539)  $ 3,298      $  641      $ 1,124   $ 1,885   $ 3,426   $ 5,101   $  896   $1,375
                                       =======   =======      ======      =======   =======   =======   =======   ======   ======
Pro Forma Earnings per Common and
  Common Equivalent Share(2).........                                                                   $  0.51   $ 0.09   $ 0.14
                                                                                                        =======   ======   ======



                                                                     DECEMBER 31,              MARCH 31,
                                                              ---------------------------   ---------------
                                                               1994      1995      1996      1996     1997
                                                              -------   -------   -------   ------   ------
OTHER DATA:
Lives Installed (in millions)(3)............................     14.5      18.0      29.8     25.0     31.9
Gross Recoveries in Process (in millions)(4)................  $ 284.3   $ 364.9   $ 535.0   $448.1   $568.7
Effective Fee Rate..........................................     28.4%     28.6%     26.9%    27.4%    26.4%
Total Employees.............................................      248       300       383      342      403



                                                                DECEMBER 31, 1996    MARCH 31, 1997(5)
                                                                -----------------    -----------------
BALANCE SHEET DATA:
Cash and Cash Equivalents...................................         $    53              $   125
Working Capital.............................................           1,730                2,632
Total Assets................................................          23,969               25,337
Total Indebtedness..........................................               0                    0
Stockholders' Equity........................................         $ 4,110              $ 5,360


---------------


(1) The Company's financial statements for the quarter ending June 30, 1997, will reflect a non-cash charge (not deductible for income tax purposes) in an amount equal to $2.8 million (assuming an initial public offering price of $14.00 per share), less an amount (determined by an independent appraisal) to reflect a discount in the value of the shares due to their transfer restrictions in connection with the Divestiture Bonus (2% of shares to be outstanding after the Offering) to be granted by the Company to certain members of the Company's management upon consummation of the Offering. See "Management -- Divestiture Bonus."


(2) Pro forma earnings per common and common equivalent share were computed using the treasury stock method after giving retroactive effect to the 100,000-for-1 common stock split which will be effective immediately prior to the Offering and assumed the 9,800,000 shares sold in the Offering and the 200,000 shares to be granted in connection with the Divestiture Bonus were issued and outstanding from January 1, 1996 and that stock options on 550,000 shares to be granted to members of the Company's executive management and to non-employee directors exercisable at the initial offering price were granted on January 1, 1996. Shares used in computing pro forma earnings per common and common equivalent share were 10,000,000 for the year ended December 31, 1996 and for the three-month periods ended March 31, 1996 and 1997.


(3) Lives installed represents the number of insured persons ("lives") with respect to which the Company has (i) a contract to provide subrogation and related recovery services and (ii) the necessary electronic data interfaces to service such lives.


(4) Gross recoveries in process represents the total dollar amount of potentially recoverable claims that the Company is pursuing on behalf of clients at a certain point in time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


(5) Because no shares will be sold by the Company in the Offering (unless the Underwriters exercise their over-allotment option), the balance sheet data will be unaffected by the Offering. The Company will continue to make distributions out of net income to Medaphis for the period from January 1, 1997 through the end of the month prior to the consummation of the Offering. As a result, the Company will have a nominal amount of unrestricted cash upon consummation of the Offering and stockholders' equity of $4.1 million as of the end of that month. Distributions to Medaphis subsequent to March 31, 1997 and the Divestiture Bonus affect the Company's capitalization as of March 31, 1997. See "Dividend Policy" and "Capitalization".

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Common Stock. This Prospectus contains "forward-looking statements" regarding the intent, belief or current expectations of the Company and members of its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth under Risk Factors and in other sections of this Prospectus including Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

REGULATORY AND POLITICAL RISKS


     General. From time to time, legislation is introduced in Congress and in various state legislatures that would materially affect the Company's business. The most significant legislation, law and regulation, for clarity, may be grouped in three categories: (1) legislation that would substantially limit the ability of healthcare insurers to recover from third-parties accident-related medical benefits incurred by injured insureds by making health insurance the primary coverage for accidents ("Health Insurance Primacy Laws"), (2) legislation that would substantially limit the Company's ability to receive and utilize individual claim information from healthcare insurers ("Confidentiality Laws") and (3) other federal and state laws. The following identify specific risks in those three categories:


  Health Insurance Primacy Laws:


     Auto Choice Reform Act of 1997. On April 22, 1997, Senators McConnell, Grams, Moynihan and Lieberman introduced the Auto Choice Reform Act of 1997. Under this Act, in those states not opting out of its provisions, individual drivers may choose to be covered by an auto insurance system in which healthcare insurers, with some exceptions, would be made primarily responsible for healthcare costs incurred by those injured in automobile accidents. Consequently, even if the insured's injuries were caused by the negligence of another driver, the healthcare insurer would have no rights of recovery against the negligent party or that party's liability insurer. Revenue generated from recoveries against automobile liability insurers represented approximately 60% of the Company's 1996 revenues. Similar legislation was introduced, but not enacted in the previous session of Congress. Should this or similar legislation be enacted, it would have a material adverse effect on the Company's business, results of operations and financial condition.


     The proposed legislation asserts that (i) the costs of operating a motor vehicle are excessive due to legal and administrative costs associated with the processing of claims under the fault-based liability system and (ii) the costly fault-based liability insurance system often fails to provide compensation commensurate with loss and takes too long to pay benefits. Even if the Auto Choice Reform Act is ultimately abandoned, these policy reasons may result in future legislation designed to significantly alter the fault-based liability system used in most states, eliminate recovery rights of healthcare insurers and adversely affect the Company's business.


     Clinton Administration Healthcare Proposals. In 1993, as part of its healthcare reform proposals, the Clinton Administration proposed to require in effect that an injured insured's healthcare insurance provider be primarily liable for the insured's healthcare costs, for both injuries caused by a third-party and work related injuries. Although these proposals were never enacted into law, had they or similar rules been enacted into law, the Company's services would have been rendered largely unnecessary and the Company's business, results of operations and financial condition would have been materially adversely affected. Although the Clinton Administration has abandoned its healthcare reform proposal, there can be no guaranty that a future administration or Congress will not propose or enact such a provision or other regulatory scheme that would diminish or eliminate the value of the Company's services.

     Certain No Fault Insurance Systems. Michigan, Pennsylvania and New Jersey have adopted automobile "no fault" insurance systems in which the injured party's health insurance carrier or provider is primarily responsible for healthcare related expenses (and not the responsible party and his or her insurer or the injured insured's automobile liability insurer). In 1994, proponents of the California "pay-at-the-pump" bill attempted to enact, by referendum, legislation that would have made the injured insured's healthcare payors primarily liable for healthcare expenses for automobile accidents in California. Although this referendum was withdrawn, there can be no assurance that it will not be presented in a ballot initiative or as legislation in the future. Growth in the number of states adopting similar systems could significantly reduce the amounts otherwise recoverable by the Company in connection with automobile injuries in such states. See "Business -- Legal and Regulatory Environment -- Health Insurance Primacy Laws: Certain No Fault Insurance Systems."

  Confidentiality Laws:

     Confidentiality Provisions of the Health Insurance Portability and Accountability Act of 1996. Section 262 of the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. sec. 1177) prohibits any person from knowingly obtaining or disclosing individually identifiable health information relating to an individual in violation of the standards relating to the electronic transmission of healthcare information established by the Secretary of the Department of Health and Human Services. The Secretary has not proposed or adopted implementing regulations, but is not obligated to do so until January 1998. Depending on the provisions of the regulations when adopted, the regulations could impair or prevent the acquisition and use by the Company of claims and insurance information necessary to process recovery claims on behalf of its clients. In addition to federal law, state laws and regulations governing privacy of insurance records and related matters may significantly affect the Company's business. State efforts to restrict the use of such records, which clients currently provide to the Company, could impair the Company's business, results of operations and financial condition. See "Business -- Legal and Regulatory Environment -- Confidentiality Laws: Confidentiality Provisions of the Health Insurance Portability and Accountability Act of 1996."

  Other Federal and State Laws:

     Changes in the regulation of insurance and debt collection could also affect the Company's business. Similarly, changes in law that would bar healthcare subrogation or impair an injured party's ability to collect insured damages (that is, an injured person would be prevented from recovering from the wrongdoer damages for accident-related medical benefits covered by health insurance) could similarly adversely affect the Company's business. Existing debt collection laws also may be amended or interpreted in a manner that could adversely affect the Company's business. Additionally, although the Company does not believe that it engages in the unauthorized practice of law, changes in the law or a judicial or administrative decision defining some of the Company's activities as the practice of law, could have a material adverse effect on the Company's business. See "Business -- Legal and Regulatory Environment -- Other Federal and State Laws."


DEPENDENCE ON LARGE CLIENTS



     The loss of one or more of the Company's three largest clients, which represented 25%, 12% and 9% and 32%, 9% and 10%, respectively of the Company's revenues in 1996 and the three months ended March 31, 1997, respectively, or other significant clients, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Client Base." Of the revenues generated by these three clients, contracts covering approximately 23% of revenues may be terminated by the client on 120 days notice to the Company. The remainder of the Company's contracts generally are terminable on 60 to 180 days notice. The Company does, however, generally retain the right to continue recovery activities on the gross recoveries in process of any client that terminates its relationship with the Company.



LENGTHY REVENUE CYCLE AND FLUCTUATION IN OPERATING RESULTS


     The Company's operating results may fluctuate from time to time as a result of a number of factors, including additions of new clients, cancellation of client contracts, postponement of client decisions to enter into contracts, delays in transmission of clients' claims data, changes in prices offered to new clients, timing of acquisitions, introduction of new services or introduction of new technologies to the Company's business processes. HRI expends substantial time, effort and funds to install lives and generate active files. As a result, HRI incurs expenses related to its revenue in advance of the time such revenue is received which can result in fluctuations in operating results.

     In particular, the volume and timing of receipt of clients' claims data received during a fiscal quarter are difficult to forecast. The Company's clients continuously update and modify their claims and medical encounter processing systems, and such changes often create delays in or errors to the transmission of claims data. Furthermore, the Company's expense levels are based in part on expectations of future receipt of claims data and the Company has been significantly increasing and intends to continue to increase operating expenditures and working capital balances as it expands its operations. Specifically, material increases in new clients and lives installed, and consequently client claims data received, will cause the Company to increase its operating capacity well in advance of its expectation to earn revenues from such new clients. Operating results in any particular quarter which do not meet the expectations of securities analysts could cause volatility in the price of the Company's Common Stock.


LITIGATION



     The Company is engaged in the business of identifying and recovering subrogation and related claims of its clients, many of which arise in the context of personal injury lawsuits. As such, the Company operates in a litigation-intensive environment. The Company has, from time to time, been, and in the future expects to be, named as a party in litigation incidental to its business operations. To date, the Company has not been involved in any litigation which has had a material adverse effect upon the Company, but there can be no assurance that pending litigation or future litigation will not have a material adverse effect on the Company's business, results of operations and financial condition.



     The Company is also party to a putative class action lawsuit that seeks monetary damages from the Company on the basis that the Company recovered from responsible parties the "reasonable value" of medical treatment provided by medical providers rather than the amounts actually paid by certain healthcare payors, in circumstances where such healthcare payors had a discounted fee-for-service ("DFS") arrangement, capitation arrangement or other payment arrangement that did not involve solely fee-for-service arrangements with the medical providers. Under a typical capitation arrangement a medical provider is paid a flat periodic fee for each patient referred by a healthcare payor and the medical provider contractually bears the risk of the amount of services needed by the potential patient group. Thus, there is no specific amount paid by the healthcare payor for any service rendered by the medical provider. In addition to monetary damages, the class action lawsuit seeks injunctive relief preventing the Company from pursuing recoveries in excess of the amounts actually paid by its clients regardless of the payment mechanism. Although it is the Company's current policy not to seek recovery of the "reasonable value" of medical treatment in DFS arrangements, the Company does collect the "reasonable value" of medical treatment under capitation and certain other payment arrangements. The Company's clients determine such "reasonable value" according to their internal procedures. If this lawsuit or another lawsuit seeking relief under similar theories were to be successful, it could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Legal Proceedings."


COMPETITION

     HRI competes primarily with the internal recovery operations of potential customers and other subrogation recovery service vendors. To the Company's knowledge, there are three smaller, but significant, independent providers of subrogation recovery services in addition to HRI. All three independent competitors preceded HRI's entry into the recovery industry, and no major competitors have entered the market since that time. HRI believes that there are significant barriers to entry to the bulk of its market, including process expertise, capital requirements necessitated by the unusually long revenue cycle in the recovery industry, assembling and training a qualified and productive employee base possessing appropriate industry expertise, and an information processing system designed to aid investigators and examiners engaged in the recovery process. However, there are participants in the healthcare, insurance and transaction processing industries that possess sufficient capital, and managerial and technical expertise to develop competitive services.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of members of the Company's senior management and other key sales, marketing, computer systems and operations personnel, and the loss of any such persons could have a materially adverse effect on the business of the Company. The Company's success also depends upon its ability to attract and retain highly qualified and skilled managerial, sales, marketing and computer software development and operations personnel, the competition for whom is intense. There can be no assurance that the Company will be successful in hiring or retaining the requisite personnel, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not maintain key man insurance. The Company has employment agreements with Patrick B. McGinnis, Chairman and Chief Executive Officer, Dennis K. Burge, Executive Vice President -- Operations, Douglas R. Sharps, Executive Vice President -- Finance and Administration, Chief Financial Officer and Secretary, Bobby T. Tokuuke, Senior Vice President -- Systems, and Debra M. Murphy, Senior Vice President -- Sales & Marketing. See "Management -- Directors and Executive Officers" and "Management -- Employment Agreements."


PROSPECTIVE UPGRADE OF INFORMATION MANAGEMENT SYSTEM AND LOSS OF PROPRIETARY TECHNOLOGY


     The SubroSystem and Its Prospective Upgrade. Although the Company's existing information management system (the "SubroSystem"), a key feature of the Company's recovery process, adequately serves the Company's information gathering and management needs, the Company plans, in three consecutive steps over 24 to 36 months, (i) to migrate the SubroSystem from a MS-DOS based environment to a Windows NT operating environment, (ii) to adopt a new data base system and (iii) to adopt an object oriented programming language, such as C++. The Company anticipates spending approximately $3.2 million on these activities, of which $2.6 million spent on hardware and third-party software will be capitalized. There can be no assurances that the implementation of any of the foregoing will be entirely successful, within budget or that such implementation will not have an adverse effect on the Company's business, results of operations or financial condition. Furthermore, because the SubroSystem is proprietary, industry-specific software, the absence of detailed written documentation with respect to the SubroSystem's functioning and code structure makes the Company dependent on existing staff, who are skilled in its operations and some of whom participated in its design. See "Business -- The SubroSystem and Platform."

     Dependence on Proprietary Software Applications. The Company's success depends, in part, upon its proprietary technology, specifically the integrated software programs comprising the SubroSystem. Although certain elements of the SubroSystem are protected by federal copyright law, such protection neither confers a monopoly on the use of subrogation recovery software systems nor prevents competitors from developing similar systems. The SubroSystem, like all other software programs, may be subject to a variety of replication techniques (for example, reverse engineering, logic tracing, disassembly and decompilation) that would produce a functionally similar software system not covered by the Company's registered copyright. Therefore, there can be no assurance that the Company's registered copyright on the SubroSystem will preclude or deter circumvention by current or future competitors, with the effect that the Company might lose any advantage conferred by the SubroSystem.

CONSOLIDATION AMONG HEALTHCARE PAYORS; PRESSURE ON MARGINS


     Consolidation among healthcare payors could increase their bargaining strength as the number of lives insured or otherwise covered by such healthcare payors grows, which may place downward pressure on the Company's historic margins and may create additional competition from such healthcare payors in the form of better equipped, in-house recovery departments. Additionally, existing clients may be lost through acquisition by non-client healthcare payors.

LIMITATION ON DIVIDENDS


     From August 28, 1995, the date Medaphis acquired HRI, through
               1997, the Company has paid dividends to Medaphis totaling
       , including the distributions to Medaphis for the period from January 1, 1997 through the end of the month prior to the consummation of the Offering and, as a result, will have a nominal amount of unrestricted cash upon such consummation. After the Offering, however, the Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy." The Company's Line of Credit limits its ability to pay dividends on its Common Stock. See "Management's Discussion and Analysis -- Liquidity and Capital Resources."



ABILITY TO MANAGE GROWTH


     The Company recently has experienced significant growth in both its revenues and the number of its employees. This growth has resulted in an increase in responsibilities placed upon the Company's management and has placed added pressures on the Company's operating systems. The Company expects to expand its management, systems development and support, marketing, sales and customer service and to upgrade the SubroSystem, which could place a strain on the Company's operations. Furthermore, the initial expenses associated with the addition of new clients may be incurred prior to the recognition of any revenues from such new clients. There can be no assurance that the Company will successfully manage its expanding operations or implement its growth strategy; and if the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be adversely affected.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Amended and Restated Certificate of Incorporation and Bylaws of the Company may be deemed to have the effect of making difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. These provisions include the ability of the Company's board of directors to issue shares of preferred stock in one or more series without further authorization of the Company's stockholders. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the preferred stock could also be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no current intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. These provisions may also have the effect of discouraging a third-party from making a tender offer or otherwise attempting to obtain control of the Company even though such a transaction might be economically beneficial to the Company and its stockholders. See "Description of Capital Stock." Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person first becomes an "interested stockholder", unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Common Stock. Among these are provisions (i) requiring a classified board of directors, (ii) prohibiting action by written consent of the stockholders, (iii) limiting the persons able to, and the procedures for, calling a special meeting of the stockholders and (iv) requiring certain supermajority stockholder votes to amend certain of the foregoing provisions. See "Description of Capital Stock."

PROFESSIONAL LIABILITY AND INDEMNITY OBLIGATIONS TO CLIENTS

     From time to time, the Company may be subject to claims from its clients that it failed to provide services in accordance with its contract or that its recovery activities have harmed the client. To date, no client has terminated its contract with the Company based upon the failure to provide services, nor has any client asserted that the Company has in any way damaged its business. The Company has agreed to indemnify and hold certain of its clients harmless from negligent acts or omissions of the Company in the performance of recovery services. Although the Company maintains, and intends to continue maintaining insurance covering these types of risks, there can be no assurance that such insurance will be available at reasonable costs in the future.

DILUTION


     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $13.59 per share (assuming an initial public offering price of $14.00 per share) based on the difference between the public offering price and the net tangible book value of the Company at March 31, 1997. See "Dilution."


ABSENCE OF PRIOR TRADING MARKET; STOCK PRICE VOLATILITY

     Prior to the Offering, there has been no prior market for the Common Stock, and there can be no assurance that a viable public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price is being determined through negotiations among the Company, the Selling Stockholder, the representatives of the U.S. Underwriters and the Managers based upon several factors and may not be an indication of the market price of the Common Stock after the Offering. The Company believes that a variety of factors could cause the price of the Common Stock to fluctuate, perhaps substantially, including: announcements of developments related to the Company's business; changes in financial estimates by securities analysts; and developments in the Company's relationships with its customers, distributors and suppliers. In addition, in recent years the stock price of companies has experienced extreme price fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

                                USE OF PROCEEDS


     All of the shares of Common Stock offered hereby are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale by the Selling Stockholder of the Common Stock offered under this Prospectus. The Company has granted the Underwriters an option to purchase 1,470,000 shares of Common Stock solely to cover over-allotments. If the Underwriters exercise their over-allotment option in full, the net proceeds to the Company from the sale of the 1,470,000 shares of Common Stock offered by the Company under this Prospectus, based on an assumed initial public offering price of $14.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company, are estimated to be approximately $19.2 million. To the extent the Company receives net proceeds from the Offering, it expects to use such net proceeds for general corporate purposes, including capital expenditures, working capital or possible acquisitions. From time to time, the Company evaluates potential acquisitions of businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition of other businesses, products or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade securities.


                                DIVIDEND POLICY


     The Company intends to retain earnings to fund its growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company has paid cash dividends to the Selling Stockholder since the Selling Stockholder acquired the Company in August
1995 through             , 1997 in the aggregate amount of $          ,
including the distributions to Medaphis for the period from January 1, 1997 through the end of the month prior to the consummation of the Offering and, as a result, will have a nominal amount of unrestricted cash upon such consummation. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company's Line of Credit limits its ability to pay dividends on its Common Stock. See "Management's Discussion and Analysis -- Liquidity and Capital Resources."


                                    DILUTION


     The net tangible book value of the Company as of March 31, 1997 after giving pro forma effect to the dividends payable to Medaphis for the period from January 1, 1997 through the end of the month prior to the consummation of the Offering was $4.1 million, or $0.41 per share of Common Stock. The net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. Because no shares will be sold by the Company in the Offering (unless the Underwriters exercise their over-allotment option), the net tangible book value of the Company will be unaffected by the Offering. Based on the difference between the public offering price and the net tangible book value of the Company as of March 31, 1997, purchasers of the Common Stock offered hereby will experience an immediate dilution of $13.59 per share (assuming an initial public offering price of $14.00 per share).



     If the Underwriters' over-allotment option is exercised in full, net tangible book value upon completion of the Offering would be $2.33 per share (assuming an initial public offering price of $14.00 per share and after deducting underwriting discount and estimated offering expenses payable by the Company) and, as a result, purchasers of the Common Stock offered hereby will experience an immediate dilution of $11.67 per share.


     All of the options to be granted on the date of this Prospectus will be granted at the initial public offering price. Accordingly, to the extent such options are exercised the dilution to new investors will be decreased.


     The Selling Stockholder acquired the Common Stock offered hereby for approximately $79.1 million, or $8.07 per share. Management of the Company receiving the Divestiture Bonus are not paying any consideration for the Common Stock they will receive.

                                 CAPITALIZATION


     The following table sets forth the cash and cash equivalents, total liabilities and capitalization of the Company as of March 31, 1997 and on a pro forma basis to reflect the granting of the Divestiture Bonus and distributions to Medaphis for the period January 1, 1997 through the end of the month prior to the consummation of the Offering. This table should be read in conjunction with the other financial information appearing elsewhere in this Prospectus.



                                                                   MARCH 31, 1997
                                                              -------------------------
                                                              ACTUAL       PRO FORMA(1)
                                                              -------      ------------
                                                                   (IN THOUSANDS)
Cash and Cash Equivalents...................................  $   125        $   125
                                                              =======        =======
Current Liabilities:
  Trade Accounts Payable....................................  $   619        $   619
  Accrued Expenses..........................................    3,225          3,225
  Funds Due Clients.........................................   15,380         15,380
  Distributions Payable to Medaphis.........................       --          1,250
                                                              -------        -------
          Total Current Liabilities.........................   19,224         20,474
Other Liabilities...........................................      753            753
                                                              -------        -------
          TOTAL LIABILITIES.................................  $19,977        $21,227
                                                              =======        =======
Stockholders' equity:
  Preferred Stock, $.001 par value; 2,000,000 shares
     authorized; none issued................................        0              0
  Common Stock, $.001 par value; 20,000,000 shares
     authorized; 10,000,000 shares issued and
     outstanding(2).........................................       10             10
  Capital-in-Excess of par value(2).........................       --          2,800
  Equity Funding from Medaphis..............................       57              0
  Retained earnings.........................................    5,293          1,300
                                                              -------        -------
          TOTAL STOCKHOLDERS' EQUITY........................    5,360          4,110
                                                              -------        -------
          TOTAL CAPITALIZATION..............................  $ 5,360        $ 4,110
                                                              =======        =======


---------------


(1) Because no shares will be sold by the Company in the Offering (unless the Underwriters exercise their over-allotment option), the total capitalization will be unaffected by the Offering. The Company will continue to make distributions out of net income to Medaphis for the period from January 1, 1997 through the end of the month prior to the consummation of the Offering. As a result, the Company will have a nominal amount of unrestricted cash upon consummation of the Offering and stockholders' equity of $4.1 million as of the end of that month. See "Dividend Policy."



(2) Includes 200,000 shares of Common Stock (2% of shares to be outstanding after the Offering) granted by the Company to certain members of the Company's executive management as a Divestiture Bonus upon consummation of the Offering, and excludes 550,000 shares of Common Stock reserved for issuance upon exercise of outstanding stock options that the Company plans to issue to members of its executive management and to non-employee directors exercisable at the initial offering price and 200,000 shares of Common Stock reserved for issuance under the Company's Non-Qualified Stock Option Plan for Eligible Employees. See "Management -- Divestiture Bonus" and "-- Non-Qualified Stock Option Plan for Eligible Employees."

                            SELECTED FINANCIAL DATA

     The following table sets forth historical selected financial and other data of the Company as of the dates and for the periods indicated, which have been derived from, and are qualified by reference to, the Company's financial statements and certain other records. The information set forth below should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


     The selected historical financial data as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996, have been derived from, and are qualified by reference to, the Company's financial statements appearing elsewhere herein, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected historical financial data as of June 30, 1992 and 1993, December 31, 1993 and 1994 and March 31, 1996 and for the years ended June 30, 1992 and 1993 and December 31, 1993 and for the six-month period ended December 31, 1993, have been derived from the Company's financial statements. The selected historical financial data as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company, which have been prepared by management on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments consisting of normal recurring accruals that the Company considers necessary for a fair presentation of the results for such periods. Such results of operations for the three months ended March 31, 1997 are not necessarily indicative of results to be anticipated for the entire year.


     Certain revisions to allocations and estimates in the historical financial data have been made by management for the periods during which the Company was a subsidiary of Medaphis to present the financial position and results of operations of the Company as an independent entity.

     Although adjustments have been made to the historical financial data to reflect an allocation of costs incurred by Medaphis on behalf of the Company, the historical financial data does not necessarily reflect the financial position or results of operations that would have been obtained had the Company been operated as a separate stand-alone entity during the periods presented.

                                                          SIX MONTHS
                                        YEAR ENDED           ENDED                                                 THREE MONTHS
                                         JUNE 30,        DECEMBER 31,           YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                                     -----------------   -------------   -------------------------------------   ----------------
                                      1992      1993         1993         1993      1994      1995      1996      1996      1997
                                     -------   -------   -------------   -------   -------   -------   -------   ------    ------
                                                             (IN THOUSANDS, EXCEPT OTHER DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Subrogation......................  $ 5,853   $10,960      $6,915       $12,860   $16,941   $22,496   $30,248   $6,676    $8,917
  Other Revenues (Net).............        0         0           0             0         0         0     1,171        0         0
                                     -------   -------      ------       -------   -------   -------   -------   ------    ------
        Total Revenues.............    5,853    10,960       6,915        12,860    16,941    22,496    31,419    6,676     8,917
Cost of Services...................    4,754     6,223       3,393         6,321     7,947    10,265    15,026    3,354     4,326
                                     -------   -------      ------       -------   -------   -------   -------   ------    ------
Gross Profit.......................    1,099     4,737       3,522         6,539     8,994    12,231    16,393    3,322     4,591
Support Expenses...................    3,807     4,527       2,488         4,720     6,066     6,899     8,093    1,871     2,338(1)
                                     -------   -------      ------       -------   -------   -------   -------   ------    ------
Operating Income (Loss)............   (2,708)      210       1,034         1,819     2,928     5,332     8,300    1,451     2,253
Interest Income....................      169        80          69           115       320       580       486       92       114
                                     -------   -------      ------       -------   -------   -------   -------   ------    ------
Income (Loss) Before Taxes.........   (2,539)      290       1,103         1,934     3,248     5,912     8,786    1,543     2,367
Income Tax Expense (Benefit).......        0    (3,008)        462           810     1,363     2,486     3,685      647       992
                                     -------   -------      ------       -------   -------   -------   -------   ------    ------
Net Income (Loss)..................  $(2,539)  $ 3,298      $  641       $ 1,124   $ 1,885   $ 3,426   $ 5,101   $  896    $1,375
                                     =======   =======      ======       =======   =======   =======   =======   ======    ======
Pro Forma Earnings per Common and
  Common Equivalent Share(2).......                                                                    $  0.51   $ 0.09    $ 0.14
                                                                                                       =======   ======    ======



                                                                     DECEMBER 31,                MARCH 31,
                                                              ---------------------------   -------------------
                                                               1994      1995      1996       1996       1997
                                                              -------   -------   -------   ---------   -------

OTHER DATA:
Lives Installed (in millions)(3)............................     14.5      18.0      29.8       25.0       31.9
Gross Recoveries in Process (in millions)(4)................  $ 284.3   $ 364.9   $ 535.0    $ 448.1    $ 568.7
Effective Fee Rate..........................................     28.4%     28.6%     26.9%      27.4%      26.4%
Total Employees.............................................      248       300       383        342        403



                                                 JUNE 30,                   DECEMBER 31,                  MARCH 31,(5)
                                             ----------------   -------------------------------------   -----------------
                                              1992     1993      1993      1994      1995      1996      1996      1997
                                             ------   -------   -------   -------   -------   -------   -------   -------
BALANCE SHEET DATA:
Cash and Cash Equivalents..................  $1,998   $ 2,077   $ 3,320   $ 5,950   $     0   $    53   $    89   $   125
Working Capital............................     278       285     5,972       709     1,675     1,730     2,735     2,632
Total Assets...............................   6,055    10,363    12,655    15,872    13,390    23,969    14,318    25,337
Total Indebtedness.........................       2         2         9         2         0         0         0         0
Stockholders' Equity.......................  $2,884   $ 6,182   $ 7,129   $ 9,188   $ 3,274   $ 4,110   $ 4,574   $ 5,360


---------------


(1) The Company's financial statements for the quarter ending June 30, 1997, will reflect a non-cash charge (not deductible for income tax purposes) in an amount equal to $2.8 million (assuming an initial public offering price of $14.00 per share), less an amount (based on an independent appraisal) to reflect a discount value of the shares due to their transfer restrictions in connection with the Divestiture Bonus (2% of shares to be outstanding after the Offering) to be granted by the Company to certain members of the Company's management upon consummation of the Offering. See
    "Management -- Divestiture Bonus."


(2) Pro forma earnings per common and common equivalent share were computed using the treasury stock method after giving retroactive effect to the 100,000-for-1 common stock split which will be effective immediately prior to the Offering and assumes the 9,800,000 shares sold in the Offering and the 200,000 shares to be granted in connection with the Divestiture Bonus were issued and outstanding from January 1, 1996 and that stock options on 550,000 shares to be granted to members of the Company's executive management and to non-employee directors exercisable at the initial offering price were granted on January 1, 1996. Shares used in computing pro forma earnings per common and common equivalent share were 10,000,000 for the year ended December 31, 1996 and for the three-month periods ended March 31, 1996 and 1997.


(3) Lives installed represents the number of insured persons ("lives") with respect to which the Company has (i) a contract to provide subrogation and related recovery services and (ii) the necessary electronic data interfaces to service such lives.


(4) Gross recoveries in process represents the total dollar amount of potentially recoverable claims that the Company is pursuing on behalf of clients at a certain point in time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


(5) Because no shares will be sold by the Company in the Offering (unless the Underwriters exercise their over-allotment option), the balance sheet data will be unaffected by the Offering. The Company will continue to make distributions out of net income to Medaphis for the period from January 1, 1997 through the end of the month prior to the consummation of the Offering. As a result, the Company will have a nominal amount of unrestricted cash upon consummation of the Offering and stockholders' equity of $4.1 million as of the end of that month. Distributions to Medaphis subsequent to March 31, 1997 and the Divestiture Bonus affect the Company's capitalization as of March 31, 1997. See "Dividend Policy" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     HRI provides insurance subrogation and related recovery services to the private healthcare payor industry. HRI services comprise the complete outsourcing of the identification, investigation and recovery of accident-related medical benefits incurred by their clients for which other persons or entities have primary responsibility. The rights of HRI's clients to recover the value of these medical benefits arise by law or contract, are known generally as the right of subrogation and are generally paid from the proceeds of liability or workers' compensation insurance.

     For a typical new client, it takes three to six months from the contract signing (when the lives are "sold") to complete the construction of electronic data interfaces necessary for the Company to begin service; at this point, the new client is considered "installed." During the installation period, the Company must also hire and train quality staff necessary to provide contractual services. After installation, HRI receives data from the client from which it creates an inventory of gross recoveries in process.


     "Gross recoveries in process" is the total dollar amount of potentially recoverable claims that the Company is pursuing on behalf of its clients at a certain point in time. These claims are gross figures, prior to estimates of claim settlement and rejection. Gross recoveries in process increases when the Company opens new files of potentially recoverable claims and decreases when files of claims are recovered (or, after further investigation, determined to be nonrecoverable). Historically, subrogation recoveries (the amount actually recovered for its clients prior to the Company's fee) have been produced from the gross recoveries in process in a generally predictable cycle, because any group of potential recoveries that has been sufficiently large in number to display statistically significant characteristics and that originates from a defined time period, tended to produce recovery results that have been comparable to other groups having similar characteristics. Although some recoveries will be made during the first year of service, the average time to make a recovery is 18 to 24 months, with substantially all recoveries made by the sixth year. Gross recoveries in process for a client will range in age from newly identified potential recoveries (which will be identified each year) to potential recoveries that are in the late stages of the recovery process. As a result of this cycle, approximately six years from the date of installation, the client's annual amounts of subrogation recoveries as a percent of the client's gross recoveries in process will be generally constant, except for variations due to the number of installed lives for the client.



     Management of the Company calculates that gross recoveries in process was $569 million as of March 31, 1997. This information is generated by the Company for internal management and budgeting purposes. As of December 31, 1992, the Company had gross recoveries in process of $158 million. Through December 31, 1996, the Company has realized recoveries of $64.8 million, and there is remaining $14 million of gross recoveries in process from the December 31, 1992 balance. However, because gross recoveries in process is based on the judgment of Company personnel, historical performance may not be indicative of future results and the actual amount of future subrogation revenues to be derived from gross recoveries in process could differ significantly from historical experience. Further, the recovery characteristics of gross recoveries in process in future years may be different from historical experience for a variety of reasons. See "Risk Factors."



     The Company is paid a contingency fee from the amount of subrogation recoveries it makes from gross recoveries in process on behalf of its clients. The Company's revenues are a function of subrogation recoveries and effective fee rates. Effective fee rates vary depending on the mix between recovery services provided and client fee schedules. The fee schedules for each client are separately negotiated and reflect the Company's standard fee rates, the services to be provided and anticipated volume of services. The Company grants volume discounts and negotiates a lower fee when it assumes gross recoveries in process from a client because some of the recovery work will have already been completed by the client. Since the Company records revenues only when a file is settled and records expenses as costs are incurred, there is a lag between expense and revenue recognition.

     The Company's expenses are determined primarily by the number of employees directly engaged in recovery activities (cost of services) and by the number of employees engaged in a variety of support activities (support expenses). Recovery-related employees must be hired and trained in advance of the realization of recoveries and revenues and, during times of rapid growth, installed lives and cost of service will grow more rapidly than revenue. The number of employees accounted for in support expenses generally grows less rapidly than revenue due to economies of scale.


     HRI was incorporated on June 30, 1988 under the laws of Delaware and operated as an independent entity until August 28, 1995, when the Company was acquired by Medaphis in a transaction valued at approximately $79.1 million and accounted for as a pooling of interests. Medaphis is selling HRI as part of its restructuring plan to divest non-core businesses and is required to use the net proceeds from the Offering to retire bank debt. In anticipation of the sale of Common Stock, certain revisions have been made by management in the accompanying financial statements for the periods during which the Company was a subsidiary of Medaphis to present the financial position, results of operations and cash flows of the Company as an independent entity. Medaphis has allocated to the Company costs of $56,000 and $361,000 for the period August 28, 1995 to December 31, 1995 and the year ended December 31, 1996, respectively. The Company paid these previously allocated costs directly during the three months ended March 31, 1997. The allocation of these costs was based principally on specific identification, the ratio of the number of Company employees to total Medaphis employees or the ratio of total Company assets to total Medaphis assets, as appropriate. These costs include executive salaries, employee benefits, insurance, payroll processing and other general and administrative expenses. Management believes that, in the aggregate, these costs reflect the fair value of services rendered by Medaphis and that it would have incurred similar costs as an independent company. Management does not expect a significant change in the costs incurred by the Company as a result of operating on a stand-alone basis, except for the nonrecurring, non-cash charge to be incurred as a result of the Divestiture Bonus.


RESULTS OF OPERATIONS

     The following tables present certain key operating indicators and results of operations data for the Company for the periods indicated:

                            KEY OPERATING INDICATORS
              (IN MILLIONS, EXCEPT FOR PERCENTAGES AND EMPLOYEES)


                                                  DECEMBER 31,                 MARCH 31,
                                          ----------------------------     -----------------
                                           1994       1995       1996       1996       1997
                                          ------     ------     ------     ------     ------
Lives Sold..............................    15.1       24.2       30.4       26.2       32.6
Lives Installed.........................    14.5       18.0       29.8       25.0       31.9
Gross Recoveries in Process(1)..........  $284.3     $364.9     $535.0     $448.1     $568.7
Subrogation Recoveries..................  $ 59.6     $ 78.7     $112.5(2)  $ 24.3     $ 33.7
Effective Fee Rate......................    28.4%      28.6%      26.9%      27.4%      26.4%
Subrogation Revenues....................  $ 16.9     $ 22.5     $ 30.2     $  6.7     $  8.9
Employees:
  Direct Operations.....................     188        238        312        278        324
  Support...............................      60         62         71         64         79
                                          ------     ------     ------     ------     ------
          Total Employees...............     248        300        383        342        403
                                          ======     ======     ======     ======     ======


---------------

(1) Gross recoveries in process represents the total dollar amount of potentially recoverable claims that the Company is pursuing on behalf of clients at a certain point in time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(2) Excludes approximately $8.2 million of recoveries in connection with the breast implant litigation settlement. See "-- Results of Operations -- 1996 Compared to 1995."

          STATEMENTS OF INCOME AS A PERCENTAGE OF SUBROGATION REVENUE


                                                 PERCENTAGE OF SUBROGATION REVENUES
                                       -------------------------------------------------------
                                                                           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,               MARCH 31,
                                       -----------------------------       -------------------
                                       1994        1995        1996         1996         1997
                                       -----       -----       -----       ------       ------
Subrogation Revenues.................  100.0%      100.0%      100.0%       100.0%       100.0%
Cost of Services.....................   46.9        45.6        49.7         50.2         48.5
Support Expenses.....................   35.8        30.7        26.8         28.0         26.2
Operating Income.....................   17.3        23.7        27.4         21.7         25.3
Income Before Income Taxes...........   19.2        26.3        29.0         23.1         26.5
Net Income...........................   11.1        15.2        16.9         13.4         15.4



THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996



     Revenues. Total revenues for the three months ended March 31, 1997 increased 33.6% to $8.9 million from $6.7 million during the three months ended March 31, 1996. The only component of total revenues in either period was subrogation revenue. Growth in subrogation revenues occurred primarily because of increased subrogation recoveries from $24.3 million for the three months ended March 31, 1996 to $33.7 million for the three months ended March 31, 1997. This increase in subrogation revenues was partially offset by a decline in the effective fee rate from 27.4% to 26.4%. This decline in effective fee rate was directly attributable to the installation of a large new client in the first quarter of 1996 because consistent with the Company's pricing practices, such client was granted a volume discount on its prospective business and a discount on its existing gross recoveries in process assumed by the Company. The Company typically negotiates a lower fee when it assumes gross recoveries in process from a client because some of the recovery work will have already been completed by the client. Since a larger amount of subrogation recoveries was collected in the three months ended March 31, 1997 than the three months ended March 31, 1996 and at lower fee rates, the effective fee rate declined. The increase in total subrogation recoveries was due primarily to growth in gross recoveries in process, which in turn grew primarily because of an increase in the number of lives installed. Gross recoveries in process increased 26.9% to $568.7 million at March 31, 1997 from $448.1 million at March 31, 1996. The Company was able to obtain subrogation recoveries at a rate of approximately 6% of average gross recoveries in process for the three months ended March 31, 1996 and 1997. Lives installed grew 27.6% for the three months ended March 31, 1997 to 31.9 million as compared to 25.0 million for the three months ended March 31, 1996, primarily as a result of the continued installation of lives from the large new client and to a lesser extent the installation of lives from other new clients and the installation of additional lives from existing clients.



     Cost of Services. Cost of services increased to $4.3 million for the three months ended March 31, 1997 from $3.4 million for the three months ended March 31, 1996, an increase of $0.9 million or 29.0%. As a percentage of subrogation revenues, cost of services was 48.5% in the three months ended March 31, 1997 and 50.2% for the three months ended March 31, 1996. The decrease as a percentage of subrogation revenues was a result of substantial growth of lives installed in the three months ended March 31, 1996, resulting in increased processing activities, which correspondingly led to increased staffing and investigation costs in advance of recoveries associated with such lives. The decline as a percentage of subrogation revenues in the three months ended March 31, 1997 resulted from increased recoveries due to the increase in gross recoveries in process as well as productivity improvements of newly hired production personnel.



     Support Expenses. Support expenses increased 25.0% to $2.3 million for three months ended March 31, 1997, from $1.9 million for the three months ended March 31, 1996. As a percentage of subrogation revenues, support expenses were 26.2% for the three months ended March 31, 1997 and 28.0% for the three months ended March 31, 1996. This decline as a percentage of subrogation revenues resulted primarily from spreading support expenses over a larger revenue base.

     Interest Income. Interest income totaled $114,000 and $92,000 for the three months ended March 31, 1997 and 1996, respectively. No interest expense was incurred during the three months ended March 31, 1997 or 1996.



     Tax. Income taxes were 41.9% of pre-tax income for the three months ended March 31, 1997 and 1996, respectively. The effective tax rates exceeded the U.S. statutory tax rate due to the impact of state and local taxes, nondeductible expenses and other provisions.


1996 COMPARED TO 1995


     Revenues. Total revenues for the year ended December 31, 1996 increased 39.7%, to $31.4 million. This increase is primarily attributable to a 34.5% growth in subrogation revenues, from $22.5 million to $30.2 million, and, to a lesser extent, $1.2 million generated from the breast implant litigation settlement services provided on an ad hoc basis by the Company, net of expenses incurred by the Company. The Company assisted healthcare payors in obtaining a settlement with breast implant manufacturers, other than Dow Corning, by calculating their aggregate medical benefit liability. Growth in subrogation revenues occurred primarily because of increased subrogation recoveries, from $78.7 million in 1995 to $112.5 million in 1996. This increase in subrogation revenues was partially offset by a decline in the effective fee rate from 28.6% to 26.9%. This decline was directly attributable to the installation of the large new client discussed above. The increase in total subrogation recoveries was due primarily to growth in gross recoveries in process, which in turn grew primarily because of an increase in the number of lives installed. Gross recoveries in process increased 46.6% to $535.0 million at December 31, 1996 from $364.9 million at December 31, 1995. The Company was also able to obtain subrogation recoveries at a rate of approximately 6% of average gross recoveries in process per quarter during 1995 and 1996. Lives installed grew 65.3% in 1996 to 29.8 million. The installation of the large new client during 1996 accounted for 36.0% of the growth in lives installed, representing 6.5 million lives installed.


     Cost of Services. Cost of services increased to $15.0 million in 1996 from $10.3 million in 1995, an increase of 46.4%. As a percentage of subrogation revenues, cost of services were 49.7% in 1996 and 45.6% for 1995. This was a result of substantial growth of lives installed, resulting in increased processing activities, which correspondingly led to increased staffing and investigation costs in advance of recoveries associated with such lives in future years. The lower effective fee rate has also contributed to the increase in cost of services as a percentage of subrogation revenues.


     As a result of the nature of the Company's contingent fee arrangements with its clients, the Company incurs significant current expenses in an effort to generate revenue, a significant portion of which will be recorded in future periods. Because relatively little revenue is earned during the first year following the installation of new lives, unless the Company assumes responsibility for the new client's existing gross recoveries in process, the growth rate for lives installed exceeds the revenue growth rate.


     Support Expenses. Support expenses increased to $8.1 million in 1996 from $6.9 million in 1995, an increase of $1.2 million, primarily as a result of additional staffing necessitated by the growth in lives installed. As a percentage of subrogation revenue, support expenses decreased to 26.8% for 1996 from 30.7% for 1995. This decline resulted from improved economies of scale in the support functions.

     Interest Income. Interest income totaled $486,000 in 1996, compared to $580,000 in 1995, a decrease of $94,000, as a result of reduced short-term investment balances due to the payment of dividends to Medaphis. No interest expense was incurred during 1996 or 1995.

     Tax. Income taxes were 41.9% of pre-tax income in 1996 and 42.1% in 1995. The effective tax rates exceeded the U.S. statutory tax rate due to the impact of state and local taxes, nondeductible expenses and other provisions.

1995 COMPARED TO 1994

     Revenues. Subrogation revenues for the year ended December 31, 1995 increased 32.8% to $22.5 million from $16.9 million for 1994. Growth in subrogation revenues occurred primarily as a function of increased subrogation recoveries, from $59.6 million in 1994 to $78.7 million in 1995. The effective fee rate increased slightly to 28.6% from 28.4%. The increase in 1995 subrogation recoveries was due primarily to growth in gross recoveries in process, which increased 28.4% to $364.9 million at December 31, 1995 from $284.3 million at December 31, 1994, and obtaining subrogation recoveries at a rate of approximately 6% of average gross recoveries in process per quarter during 1994 and 1995. Lives installed grew 24% in 1995 to 18.0 million. Subrogation revenues grew faster than lives installed during 1995 due to the increase in lives installed in 1994, which grew 44.4%.


     Cost of Services. Cost of services increased to $10.3 million in 1995 from $7.9 million in 1994, an increase of $2.4 million or 29.2%. The increase in cost of services is primarily related to increased processing activities, which resulted in additional staffing and investigation costs. As a percentage of subrogation revenues, cost of services decreased to 45.6% in 1995 from 46.9% in 1994. The decrease is a result of lower growth in the lives installed and their associated costs in 1995 relative to the growth in revenue for the year and increased efficiencies by the Company.

     Support Expenses. Support expenses increased to $6.9 million in 1995 from $6.1 million in 1994, an increase of $800,000. Support expenses increased primarily as a result of additional hiring in the fourth quarter of 1994 to support the continued growth of the Company. As a percentage of revenues, support expenses were 30.7% for 1995 as compared to 35.8% for 1994. This decrease in support expenses as a percentage of revenues was attributable principally to economies of scale in the support functions.

     Interest Income. Interest income totaled $580,000 in 1995 and $320,000 in 1994, an increase of $260,000. The increase is primarily attributable to higher yields, and increased average levels of cash, cash equivalents and marketable securities. No interest expense was incurred during 1995 or 1994.

     Tax. Income taxes were 42.1% of pre-tax income in 1995 and 42.0% in 1994. The effective tax rates exceeded the U.S. statutory tax rate due to the impact of state and local taxes, nondeductible expenses and other provisions. All net operating loss carryforwards of the Company had been utilized prior to the Company's acquisition by Medaphis.


LIQUIDITY AND CAPITAL RESOURCES



     The Company's statements of cash flows for the years ended December 31, 1994, 1995 and 1996, and for the three months ended March 31, 1996 and 1997 are summarized below:



                                                        DECEMBER 31,            MARCH 31,
                                                 --------------------------   -------------
                                                  1994     1995      1996     1996    1997
                                                 ------   -------   -------   -----   -----
                                                               (IN THOUSANDS)
Net cash provided by (used in) operations......  $3,212   $ 4,681   $ 5,876   $  (4)  $ 250
Net cash used in investing activities..........    (758)   (1,280)   (1,558)   (330)    (53)
Net cash provided by (used in) financing
  activities...................................     176    (9,351)   (4,265)    423    (125)
Net increase (decrease) in cash and cash
  equivalents..................................  $2,630   $(5,950)  $    53   $  89   $  72



     Net cash provided by operations increased $1.5 million and $1.2 million in 1995 and 1996, respectively, and $254,000 for the three months ended March 31, 1997, primarily as a result of increased net income and the timing of recurring cash receipts and disbursements related to accrued expenses and subrogation recoveries.



     Net cash used in investing activities primarily reflects the Company's capital expenditures for ongoing facility expansion and system enhancements, including computer hardware, to meet the requirements of the Company's growing revenue base.



     The Company anticipates that capital expenditures for the year ending December 31, 1997 will be approximately $2.9 million, for facility expansion, computer hardware and the planned upgrade of the subrogation system. Over the next 24 to 36 months, the Company anticipates total expenditures for the upgrade of approximately $3.2 million, of which $2.6 million spent on hardware and third-party software will be capitalized. See "Business -- The SubroSystem and Platform."

     The Company paid $663,000 in sales commissions for the three months ended March 31, 1997 and anticipates future cash outlays during 1997 of approximately $770,000 related to the payment of selling commissions to an unrelated party in connection with the acquisition of contracts for recovery services.



     Net cash used in financing activities reflects the Company's ongoing distributions to Medaphis, subsequent to Medaphis' acquisition of the Company in 1995. The Company will continue to make dividends out of net income to Medaphis until the end of the month prior to the date of consummation of the Offering. As a result, the Company will have a nominal amount of unrestricted cash upon consummation of the Offering and will have stockholders' equity of $4.1 million as of the end of that month.



     The Company and National City Bank of Kentucky have entered into an agreement under which the bank will extend to the Company an unsecured revolving line of credit (the "Line of Credit") for maximum borrowings of up to $10 million, effective upon the closing of the Offering. Interest on the outstanding indebtedness will accrue at either: (1) the greater of the bank's prime rate or the effective federal funds rate plus 0.5% (the "Base Rate") or (2) the LIBOR plus 2.25%, at the Company's option and will be payable in arrears on a quarterly basis for draws bearing interest at the Base Rate and on a monthly, bimonthly or quarterly basis, at the Company's option, for draws bearing interest at the LIBOR-based rate. The maturity date for all outstanding indebtedness under the Line of Credit will be two years from the consummation of the Offering. In consideration for the bank making available the Line of Credit, the Company has agreed to pay a closing fee of $25,000 and an annual commitment fee, payable in quarterly installments, equal to 0.25% of the unused portion of the Line of Credit. The Line of Credit contains customary covenants, including covenants to maintain certain minimum interest coverage and leverage ratios and a minimum level of net worth, that may limit the Company's ability to pay dividends.



     By contract, with respect to its standard recovery services, the Company disburses recoveries to its clients on or before the 15th day of the month following the month in which recoveries are made. At December 31, 1995 and 1996, HRI reported on its balance sheet, as a current asset, restricted cash of $9.5 million and $18.8 million, respectively, representing subrogation recoveries effected by HRI for its clients during the month of December, except that restricted cash at December 31, 1996 also included $6.4 million in recoveries from the breast implant settlement received in November and December 1996. At December 31, 1995 and 1996, HRI reported on its balance sheet, as a current liability, funds due clients of $6.9 million and $15.0 million, respectively, representing recoveries to be distributed to clients, net of the fee earned on such recoveries.



     At March 31, 1997, HRI reported on its balance sheet, as a current asset, restricted cash of $18.7 million representing subrogation recoveries effected by HRI for its clients during the month of March, except that restricted cash at March 31, 1997 also included $6.1 million in recoveries from the breast implant settlement received in November and December 1996. At March 31, 1997, HRI reported on its balance sheet, as a current liability, funds due clients of $15.4 million representing recoveries to be distributed to clients, net of the fee earned on such recoveries.



     The Company believes that its available cash resources, together with the borrowings available under the Line of Credit, will be sufficient to meet its current operating requirements and internal development initiatives.



EXTERNAL FACTORS


     The business of recovering subrogation and related claims for healthcare payors is subject to a wide variety of external factors. Prominent among these are factors that would materially change the healthcare payment, fault-based liability or workers' compensation systems. Because the Company's profitability depends in large measure upon obtaining and using claims data, and the availability of property and casualty and workers' compensation coverages as sources of recovery, changes in laws that would limit or bar either the access to or use of claims data or the ability of healthcare payors to recover subrogation and related claims represent an ongoing risk to the Company.

     Moreover, because the Company's revenues derive from the recovery of the costs of medical treatment of accidents, material changes in such costs will tend to affect the Company's revenue or its rate of revenue growth. The healthcare industry, and particularly the business of healthcare payors, is subject to various external factors that may have the effect of significantly altering the costs of healthcare. The Company is unable to predict which of these factors, if any, could have a potentially material impact on healthcare payors and through them, the healthcare subrogation recovery industry.

                                    BUSINESS

GENERAL


     The Company is the leading independent provider of health insurance subrogation and related recovery services for private healthcare payors. HRI recovers the value of accident-related healthcare benefits provided by its clients to insureds when a third-party is responsible for such healthcare benefits. The Company offers its services on a nationwide basis to health maintenance organizations, indemnity health insurers, self-funded employee health plans, companies that provide claims administration services to self-funded plans (referred to as "third-party administrators"), Blue Cross and Blue Shield organizations and provider organized health plans. Current clients include United HealthCare, Blue Shield of California, Healthsource, Humana, Kaiser Permanente, Oxford Health Plans, Sears and The Prudential. The Company had 32.6 million lives under contract from its clientele at March 31, 1997, more than double the 15.1 million lives under contract at December 31, 1994.



     HRI was incorporated on June 30, 1988 under the laws of Delaware. The Company was co-founded by its present Chief Executive Officer and was initially funded by two venture capital investors. The Company obtained its first client in December 1988 and became profitable in the fiscal year ended June 30, 1993. The Company operated as an independent entity until August 28, 1995, when the Company was acquired by Medaphis in a transaction valued at approximately $79.1 million and accounted for as a pooling of interests.


INDUSTRY

     Outsourcing. The outsourcing of non-core specialized business functions has been increasing in recent years. Outsourcing enables a client to concentrate its resources on its core business. Because of expertise and economies of scale, companies that provide specialized services are often able to deliver the requisite service at lower cost and of similar or higher quality than could be achieved by their clients.

     Since the late 1980s, healthcare payors have experienced increasing (i) price competition, (ii) regulatory complexity and related administrative burdens, (iii) costs of healthcare claims and (iv) average age of the insured population. These factors are driven primarily by the rapid growth of managed care, improvements in medical technology, consumer-oriented political pressure and an aging U.S. population. These factors drive healthcare payors to concentrate their resources on their core business and thus provide on-going opportunities for enterprises able to perform non-core business functions on behalf of healthcare payors.

     The recovery process is complex and, although many healthcare payors operate recovery departments, HRI believes that these departments are not generally as effective per insured life as the Company. HRI believes that (i) the relatively small size of recoverable funds as a percentage of claims paid,
(ii) the need for healthcare payors to focus on core competencies and (iii) the complexity of the recovery process and economies of scale will continue to provide opportunities resulting in continued growth for the Company. See
"-- Competition."

     Recovery Rights of Healthcare Payors. By contract and state law, healthcare payors are generally entitled to certain rights with respect to paid healthcare claims that may be the primary obligation of other insurance carriers. For example, the hospitalization and related health expenses of a person injured in an automobile accident may be paid by an HMO to which the injured person belongs. However, the responsible party is generally liable to the injured person for the damages arising from the injury, which damages include lost wages, property loss, pain and suffering and medical benefits. The responsible party usually has a liability insurance policy that will pay covered damages, including medical benefits, upon the acceptance of the injured party's claim. The healthcare payor actually providing or paying for the medical benefits conferred on the injured party, in this example an HMO, may have a variety of rights through which it is entitled to recover the value of such medical benefits from the responsible party and the responsible party's liability insurer.

     These recovery rights include:

          (i) the right of subrogation, which allows the healthcare payor to recover accident-related medical claims directly from the responsible party or the responsible party's insurance carrier;

          (ii) the right of reimbursement, which allows the healthcare payor to recover directly from the injured party any payment received from the responsible party or the responsible party's insurance carrier relating to this injury;

         (iii) the right of reimbursement for medical benefits provided for work-related injuries, which are typically excluded from the healthcare insurer's coverage; and

          (iv) other recovery rights against automobile insurers and other liability insurers arising from coordination of benefits provisions in property and casualty insurance coverages.


     Based on information contained in the Statistical Abstract of the United States 1996, the Company calculates that in 1994 there were approximately 150 million persons covered by private health insurance under insurance policies or similar agreements in states that allow healthcare payors to exercise subrogation and related recovery rights and that these 150 million insured persons suffered between 20 to 24 million injuries in 1994. Based on its experience with accident-related claims, HRI estimates that these injuries gave rise to approximately $19 to $23 billion in medical benefits and that approximately $1.0 to $1.4 billion of the total medical benefits resulting from injuries and paid by healthcare payors in 1994 were potentially recoverable through subrogation.



     The industry conditions described above have contributed to the growing need for a cost-effective provider for subrogation services. HRI believes it is the leading independent provider of subrogation and related recovery services for private healthcare payors. HRI believes that its success is a result of the implementation of the following strategy.


STRATEGY

     HRI's strategy is to focus on growing opportunities to provide cost-effective and efficient outsourcing of subrogation and related recovery services and solutions to its clients. HRI capitalizes on these opportunities through a sophisticated operation which relies on:

           - A high degree of process automation;

           - Highly specialized labor;

           - Comprehensive customer service that emphasizes courteous and non-intrusive interaction with all parties; and

           - Incentives to its employees at all levels of the organization.

     HRI plans to continue to grow its business by servicing additional lives for existing clients and targeting new clients. HRI plans to further grow its business by:

           - Expanding its client base to include public sector healthcare payors;

           - Applying its core abilities to other businesses with similar claims recovery opportunities; and

           - Acquiring companies which provide claims recovery services.

THE RECOVERY PROCESS

     HRI uses proprietary software and various business processes to identify those claims that exceed a client-specific threshold dollar amount and as to which its clients may have a recovery right for the medical benefits provided to an insured. Following the identification and investigation of those claims, HRI proceeds to recover from the financially responsible party the value of those covered medical benefits provided to the insured. HRI has automated this complex processing of all raw electronic data and the electronic guidance, follow-up and generation of correspondence. The use of an automated process enables its specially trained personnel to focus more intently on matters requiring their professional judgement and expertise and increases productivity. This also allows the Company to pursue claims that would otherwise be deemed too small to pursue economically. HRI believes that its ability to effectively recover a broader range of claim sizes is an important competitive advantage. In addition to automating the recovery process, the SubroSystem generates significant operations and management information which enables the Company to employ production and quality standards in the context of providing specialized services.

     In order to obtain recoveries, HRI has to establish whether or not the healthcare payor has a right to recover from another person or entity, determine which medical claims exceeding the predetermined dollar threshold resulted from accidents and take the actions needed to effect recovery. These tasks require knowledge of the property and casualty insurance process, knowledge of healthcare payment systems, knowledge of the law of torts, subrogation and related legal doctrines, a skilled labor force, adequate information data bases and information systems, investigative and negotiating skills, and careful workflow engineering.

     HRI has refined the recovery process to four major, interrelated steps: (a) automated identification of accident related claims provided electronically by its clients, (b) investigation of potentially recoverable claims, (c) assertion and management of potentially recoverable claims and (d) negotiation and settlement of claims.


     Automated Identification of Accident Related Claims. The automated selection, analysis and processing of raw claims data is handled primarily through HRI's proprietary software, the "SubroSystem." Information regarding diagnoses, the costs of treatment, insured demographics (names, addresses and telephone numbers, etc.) and related claims matters are provided to HRI electronically. The primary vehicle for the identification of injured insureds is an automated analysis of the clients' claims data. The SubroSystem includes several direct connections to HRI's clients' claims information systems, subject to various security controls to limit access. HRI's trained staff, using the SubroSystem's diagnostic tools, identifies, sorts, vets and organizes raw claims data into usable form, essentially engaging in "data mining". This system identifies accident-related claims and, using client-specific protocols, opens an on-line, electronic file for such claims. After files are opened, the SubroSystem automatically tracks the medical expenses on files, so that files are updated as insureds undergo additional treatments related to their injuries. Since its inception, HRI has automatically opened over 10 million of such on-line files.



     Investigation of Potentially Recoverable Claims. When a file of claims reaches a value determined by HRI, the SubroSystem automatically generates a series of inquiry letters, the forms of which have been approved in advance by HRI's clients, that are sent to injured persons. HRI's well trained and courteous customer service representatives receive in-coming phone calls from injured insureds who typically call in response to HRI's system-generated inquiry letters. HRI also initiates phone calls if the insured has not responded to the inquiry letters in a reasonable period of time. Based on the Company's historical experience, approximately 92% of the injured insureds ultimately respond to HRI's inquiries. The customer service representatives ask a series of questions that enable them to determine whether a claim is recoverable, based on carefully selected investigation criteria and training. Based on the Company's historical experience, approximately 19% of the claims investigated by customer service representatives are classified as recoverable. Once a claim or set of related claims in a file is identified as recoverable, the system updates the gross recoveries in process and assigns the file to the appropriate examiner who begins the assertion and management of recoverable claims. Since its inception, HRI has investigated over 2 million accidents.



     Assertion and Management of Potentially Recoverable Claims. Once a file of claims is classified as recoverable, HRI staff examiners, who are required to undergo extensive training, proceed to assert the recovery rights of HRI's clients and track the claims' history and development. The Company requires that all of its examiners within one year of employment either be licensed as insurance adjusters or meet comparable accreditation standards in states where licensure is not available. Examiners contact all necessary parties to inform them of the existence and value of the recovery claim; these parties generally include the liability insurer for a responsible party, the insured and, if any, the insured's attorney in conjunction with the injury. Examiners maintain contact with the injured party and responsible party (or insurance carrier) until the matter is settled, which may not occur until several years after the date of the injury. During this phase of the recovery process, approximately 20% of the amounts initially entered into gross recoveries in process as recoverable is rejected, in which case further activity is terminated and gross recoveries in process is reduced.

     All of the work flow performed by examiners is directed and guided step-by-step by the SubroSystem. The SubroSystem creates a paperless, inter-connected record of correspondence and notes taken by the examiner with respect to the on-line file. Examiners annotate the files on-line, as necessary, to document progress, developments and status and otherwise maintain the history of each claim. The SubroSystem provides HRI's examiners access to a library of more than 100 standardized correspondence packets and generates them automatically at the request of the examiner.


     Negotiation and Settlement of Claims. The recovery process culminates in the negotiation and settlement of claim files. Within the settlement guidelines established by each client and HRI's standard operating procedures, examiners close recoverable files and remove them from gross recoveries in process by making recoveries or by rejecting files and terminating recovery efforts. Once a settlement is made and recorded on the SubroSystem, cash receipts are anticipated and monitored by the responsible examiner. Cash receipts are checked against settlement screens and posted to the credit of the appropriate client.


     Claims remain the property of HRI's clients and litigation is commenced solely at their written direction; similarly, clients may terminate litigation or other recovery efforts at any time for any reason. Few files require extensive attorney involvement. HRI generally bears the cost of legal services as part of the normal services to its clients. HRI has established what it believes are cost-effective relationships with providers of legal services, including its relationship with Sharps & Associates. See "Certain Transactions."



     Although some recoveries will be made during the first year of service, the average time to make a recovery is 18 to 24 months, with substantially all recoveries made by the sixth year. The timing of recoveries is driven by the payment cycle of property and casualty claims (which is the source of recoveries made by the Company) and circumstances specific to each claim (e.g., identification of responsible party, responsiveness of responsible party, cooperation of parties involved, factual complexity and litigation). The amount of subrogation recoveries made by the Company on behalf of a client is generally less than the amount of gross recoveries in process on behalf of such client for a number of reasons, including (i) the inadequacy of insurance coverage or other available source of funds to pay the claim, (ii) the absence of third-party liability or (iii) the settlement of the claim for less than full value in accordance with HRI's established policies.


     Approximately 60% of HRI's recoveries on behalf of clients involves automobile liability insurance, 20% involves premises liability insurance, 10% involves workers' compensation insurance and 10% involves product liability or other insurance.

MARKETING, SALES AND CLIENT SERVICE

     HRI primarily markets to and contracts with healthcare payors, including HMOs, other types of managed healthcare plans, indemnity health insurers, self-funded employee health plans, insured healthcare plans, third-party administrators, Blue Cross and Blue Shield organizations and provider organized health plans. HRI employs a staff of five sales managers, a marketing manager and four client services managers. Sales are made directly through contacts with prospective clients, trade show presentations and employer seminars. Additional business is also generated from existing clients, who have expanded their business by growth or acquisitions or who have business segments not already under contract with HRI.

     Due to the nature of the business, the sales process is lengthy and involves demonstrating to prospective clients that HRI's economies of scale, proprietary processes and value-added services allow (i) HRI to generate and return to the clients a greater dollar amount of recoveries than the clients' in-house recovery department and (ii) the client to focus greater resources on core business functions. Frequently, new customer relationships are established through pilot programs, which have typically lasted 12 to 18 months.

     Complementing the technical aspects of the recovery process, the client support function is primarily responsible for communications with clients and problem resolution. To facilitate strong working relationships, individual members of the client services staff are assigned to specific clients. HRI believes that its investment in resources to resolve a wide variety of business issues with clients is an important factor in obtaining customers and maintaining good business relationships. During the last three years, HRI has lost only four clients, representing in the aggregate fewer than 220,000 lives. Only one of these clients was lost to an independent provider of recovery services.

CLIENT BASE


     The Company provides services to healthcare plans that as of March 31, 1997, covered approximately 32.6 million lives sold. HRI's clients are national and regional healthcare payors, large third-party administrators or self-insured corporations.


     Major commercial health plan clients include the following organizations or selected plans sponsored by or affiliated with the following:

Blue Shield of California            Principal Mutual Life Insurance
FIRST HEALTH                         Company
Healthsource                         Principal Health Care, Inc.
Humana Inc.                          The Prudential Insurance Company of
Kaiser Foundation Health Plan        America
(Northern California Region)         NYLCARE
Oxford Health Plans, Inc.            United HealthCare Corporation

     Major self-insured clients include:

Bell Atlantic Corporation            NYNEX Corp.
Electronic Data Systems Corporation  Sears Roebuck & Co.


     HRI's largest clients are United HealthCare, Kaiser Foundation Health Plan (Northern California Region) and Humana, generating 25%, 12%, and 9%, and 32%, 9% and 10%, respectively, of HRI's revenues in 1996 and the three months ended March 31, 1997, respectively. The loss of one or more of these accounts could have a material adverse effect on HRI's business, results of operations and financial condition. However, HRI's contracts provide that in the event of termination, HRI is generally entitled to complete the recovery process on the gross recoveries in process for that client. On March 31, 1997, HRI had gross recoveries in process of $569 million.


     HRI's revenues are earned under written contracts with its clients that provide for contingency fees from recoveries under a variety of pricing regimes. The pricing arrangements offered by HRI to its clients include a fixed fee percentage, a fee percentage that declines as the number of lives covered by the client and subject to HRI's service increases and a fee percentage that varies with HRI's recovery performance.

     HRI performs its services on a reasonable efforts basis and does not obligate itself to deliver any specific result. These contracts are generally terminable on 60 to 180 days' notice by either party, although in a few cases the contracts extend over a period of years. Pursuant to the terms of its client contracts, HRI is generally entitled to continue to make recoveries and earn its fees on the gross recoveries in process of the client at the time of termination.

COMPETITION

     HRI competes primarily with the internal recovery departments of potential customers and other subrogation recovery service vendors. To the Company's knowledge, there are three smaller, but significant, independent providers of subrogation recovery services in addition to HRI. All three independent competitors preceded HRI's entry into the recovery industry, and no major competitors have entered the market since that time. HRI believes that there are significant barriers to entry to the bulk of its market, including process expertise, capital requirements necessitated by the unusually long revenue cycle in the recovery industry, assembling and training a qualified and productive employee base possessing appropriate industry expertise, and an information processing system designed to aid investigators and examiners engaged in the recovery process. However, there are participants in the healthcare, insurance and transaction processing industries that possess sufficient capital, and managerial and technical expertise to develop competitive services.

EMPLOYEES


     HRI employs, and facilitates the development of, skilled knowledge-workers. HRI maintains an extensive, in-house training program, which it believes is attractive to employees and essential to develop the necessary industry specific skills. All HRI employees participate in one of four incentive compensation plans, depending upon the responsibilities of each employee. HRI employed approximately 400 persons as of March 31, 1997.


     HRI requires all employees to enter into confidentiality and trade secret agreements which generally prohibit them from divulging confidential information and trade secrets after they terminate employment. Employees are also required to enter into noncompetition agreements preventing them from working for a competitor during the first year after they terminate employment. In addition, customers agree not to employ HRI staff during the client's contract term plus a specified period.

     HRI's employees are not represented by a union. HRI believes its relations with its employees are good.

THE SUBROSYSTEM AND PLATFORM

     HRI's existing information management system (the "SubroSystem") consists of proprietary software programs that function as an automated data and process management system. See "-- The Recovery Process." HRI holds a copyright registration from the United States Copyright Office on the software.

     The SubroSystem software is a character-based application that runs on Intel-based personal computers in an MS-DOS operating environment. The personal computers are arranged in local area networks ("LANs") that represent logical units of work; typically one LAN will service one to four clients and up to 25 HRI employees. This architecture provides a high level of fault tolerance, since the failure of any particular server on the network will only impact the operations of one LAN. Historically, the system has experienced negligible amounts of down time and HRI maintains an inventory of platform components for redundancy. On-line data is stored on redundant devices, and on a daily basis all on-line storage systems are copied to magnetic tapes, which are removed to a security vault off-site. Development and maintenance of the SubroSystem is handled entirely by HRI's systems department.

     Although the SubroSystem, a key feature of the Company's recovery process, adequately serves the Company's information gathering and management needs, the Company plans, in three consecutive steps over 24 to 36 months, (i) to migrate the SubroSystem from a MS-DOS based environment to a Windows NT operating environment, (ii) to adopt a new data base system and (iii) to adopt an object oriented programming language, such as C++. The Company has a detailed implementation plan which contemplates a comprehensive testing of all key elements prior to implementation of each step. The Company anticipates spending approximately $3.2 million on these activities, of which $2.6 million spent on hardware and third-party software will be capitalized. It is HRI's policy to expense software development costs as incurred. See "Risk Factors -- The Information Management System."

     Quality and Management Controls. The SubroSystem controls, measures and reports on the recovery process. From data recorded on the SubroSystem, a series of financial reports are generated for clients that allow them to monitor HRI's success in making recoveries and building gross recoveries in process on their behalf. The same data are used to produce a wide array of accounting and management information used by HRI to operate its business. HRI employs a variety of quality control techniques to insure consistently high quality service.

LEGAL AND REGULATORY ENVIRONMENT

     The healthcare industry is subject to numerous regulations which may adversely affect HRI's business. In addition to law and regulation affecting healthcare and insurance, changes in federal fair debt collection regulations also may adversely affect HRI's business.

     General. From time to time, legislation is introduced in Congress and in various state legislatures which would materially affect the Company's business. The most significant legislation, law and regulation, for clarity, may be grouped in three categories: (1) legislation that would substantially limit the ability of healthcare insurers to recover from third-parties accident-related medical benefits incurred by injured insureds ("Health Insurance Primacy Laws"),
(2) legislation that would substantially limit the Company's ability to receive and utilize individual claim information from healthcare insurers ("Confidentiality Laws") and (3) other federal and state law. The following identify specific risks in those three categories:

  Health Insurance Primacy Laws:


     Auto Choice Reform Act of 1997. On April 22, 1997, Senators McConnell, Grams, Moynihan and Lieberman introduced the Auto Choice Reform Act of 1997. Under this Act, in those states not opting out of its provisions, individual drivers may choose to be covered by an auto insurance system in which healthcare insurers, with some exceptions, would be made primarily responsible for healthcare costs incurred by those injured in automobile accidents. Consequently, even if the insured's injuries were caused by the negligence of another driver, the healthcare insurer would have no rights of recovery against the negligent party or that party's liability insurer. Revenue generated from recoveries against automobile liability insurers represented approximately 60% of the Company's 1996 revenues. Similar legislation was introduced, but not enacted in the previous session of Congress. Should this or similar legislation be enacted, it would have a material adverse effect on the Company's business, results of operations and financial condition.


     The proposed legislation asserts that (i) the costs of operating a motor vehicle are excessive due to legal and administrative costs associated with the processing of claims under the fault-based liability system and (ii) the costly fault-based liability insurance system often fails to provide compensation commensurate with loss and takes too long to pay benefits. Even if the Auto Choice Reform Act is ultimately abandoned, these policy reasons may result in future legislation designed to significantly alter the fault-based liability system used in most states, eliminate recovery rights of healthcare insurers and adversely affect the Company's business.


     Clinton Administration Healthcare Proposals. In 1993, as part of its healthcare reform proposals, the Clinton Administration proposed to require in effect that an injured insured's healthcare insurance provider be primarily liable for the insured's healthcare costs, for both injuries caused by a third-party and work related injuries. Although these proposals were never enacted into law, had they or similar rules been enacted into law, the Company's services would have been rendered largely unnecessary and the Company's business, results of operations and financial condition would have been materially adversely affected. Although the Clinton Administration has abandoned its healthcare reform proposal, there can be no guaranty that a future administration or Congress will not propose or enact such a provision or other regulatory scheme that would diminish or eliminate the value of the Company's service.


     Certain No Fault Insurance Systems. Michigan, Pennsylvania and New Jersey have adopted automobile "no fault" insurance systems in which the injured party's health insurance carrier or provider is primarily responsible for healthcare related expenses (and not the responsible party and his or her insurer or the injured insured's automobile liability insurer). In 1994, proponents of the California "pay-at-the-pump" bill attempted to enact by referendum, legislation that would have made the injured insured's healthcare payors primarily liable for healthcare expenses for automobile accidents in California. Although this referendum was withdrawn, there can be no assurance that it will not again be presented in a ballot initiative or as legislation in the future. Growth in the number of states adopting similar systems could significantly reduce the amounts otherwise recoverable by the Company in connection with automobile injuries in such states.

  Confidentiality Laws:

     Confidentiality Provisions of the Health Insurance Portability and Accountability Act of 1996. Section 262 of the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. sec. 1177) prohibits any person from knowingly obtaining or disclosing individually identifiable health information relating to an individual in violation of the standards relating to the electronic transmission of healthcare information established by the Secretary of the Department of Health and Human Services. The Secretary has not proposed or adopted implementing regulations, but is not obligated to do so until January 1998. Depending on the provisions of the regulations when adopted, the regulations could impair or prevent the acquisition and use by the Company of claims and insurance information necessary to process recovery claims on behalf of its clients. In addition to federal law, state laws and regulations governing privacy of insurance records and related matters may significantly affect the Company's business. State efforts to restrict the use of such records, which clients currently provide to the Company, could impair the Company's business, results of operations and financial condition.

  Other Federal and State Laws:

     Changes in the regulation of insurance and debt collection could also affect the Company's business. Similarly, changes in law that would bar healthcare subrogation or impair an injured party's ability to collect insured damages (that is, an injured person would be prevented from recovering from the wrongdoer damages for accident-related medical benefits covered by health insurance) could similarly adversely affect the Company's business. Existing debt collection laws also may be amended or interpreted in a manner that could adversely affect the Company's business. Additionally, although the Company does not believe that it engages in the unauthorized practice of law, changes in the law or a judicial or administrative decision defining some of the Company's activities as the practice of law, could have a material adverse effect on the Company's business.

     Certain Legal Doctrines. With respect to recoverable claims, the rights of subrogation and reimbursement may be limited in some cases by (i) the "made whole doctrine," which may limit the healthcare provider's ability to recover when the settlement damage award received by the injured party is inadequate to cover the injured party's damages and (ii) the "common fund doctrine," which permits plaintiff's attorneys to determine their compensation based on the entire amounts covered by a damage award and may, in some cases, proportionally diminish the amount recoverable by HRI on behalf of the healthcare payor out of that damage award. The "made whole doctrine" and the "common fund doctrine" are long-standing legal doctrines.

PROPERTIES


     HRI leases approximately 66,345 square feet of space for its offices in Louisville, under a lease agreement with a five-year term expiring in 2002, where it maintains its executive offices and main operations. At its regional operating office in Pittsburgh, HRI leases approximately 9,800 square feet, under a lease agreement with a five-year term expiring 2001. At its Minneapolis location, HRI leases approximately 566 square feet, under a one-year lease subject to annual renewals until 2001. HRI believes that these facilities are suitable and adequate for HRI's business and are otherwise properly utilized, with sufficient room for growth. HRI has historically been able to locate new space as its capacity increased and believes that the availability of space will not have a material effect on its business in the future.


LEGAL PROCEEDINGS

     In March 1994 a class action complaint was filed against HRI in the United States District Court for the Northern District of West Virginia, Michael L. DeGarmo, et al. v. Healthcare Recoveries, Inc. The plaintiffs assert that HRI's subrogation recovery efforts on behalf of its clients violate a number of state and federal laws, including the Fair Debt Collection Practices Act and the Racketeer Influenced and Corrupt Organization Act (RICO). The complaint also seeks judgment, under the federal Declaratory Judgment Act, that HRI as the subrogation agent for various healthcare payors be limited, in recovering from persons who caused accidents or from the healthcare payors' injured insureds, to the actual costs of the medical treatment provided to such injured insureds by such healthcare payors, notwithstanding provisions in the applicable healthcare policies or agreements, which generally allow recovery by the healthcare payors of the "reasonable value" of such treatments. The complaint alleges that HRI made fraudulent representations to recover sums in excess of those actually expended by the applicable healthcare payor to pay for medical treatment. Plaintiffs, and the putative class, demand compensatory damages, treble damages under RICO, costs and reasonable attorneys' fees. HRI believes that the class alleged by the plaintiffs does not satisfy requirements for a class action because the plaintiffs are not adequate representatives of the putative class and potential claims by class members lack the commonality required for class actions due to the number of states whose laws apply to the subrogation provisions of applicable healthcare policies and agreements and the varying language of such subrogation provisions. The DeGarmo case is in non-merits discovery, and no class of plaintiffs has been certified.



     This lawsuit, if successful, could prevent the Company from recovering the "reasonable value" of medical treatment under DFS, capitation and other payment arrangements. By the end of 1993, at the direction of certain clients, HRI had ceased the practice of recovering on their behalf the "reasonable value" of medical treatment provided by medical providers under DFS arrangements with those clients. It is the Company's current policy not to recover the "reasonable value" of medical treatment in DFS arrangements. However, HRI historically and currently recovers the "reasonable value" of medical treatment provided under capitation arrangements and other payment arrangements with medical providers on behalf of those clients that compensate medical providers under these payment mechanisms, to the extent that these benefits are related to treatment of the injuries as to which clients have recovery rights. The Company believes that its clients' contracts, including the contracts that provide for recovery under DFS, capitation and other payment arrangements are enforceable under the laws of the states potentially applicable in this case and that, as a result, this litigation will not have a material adverse effect upon its business, results of operation or financial condition. Nevertheless, if this lawsuit or another lawsuit seeking relief under similar theories were to be successful, it could have a material adverse effect on the Company's business, results of operations and financial condition.


     In March 1996 a class action complaint was filed against HRI in the 261st Judicial District Court, Travis County, Texas, Evelyn Dickey v. Healthcare Recoveries, Inc. The complaint alleges that HRI violated Texas law by not filing a $10,000 bond with the Secretary of State, as required for all debt collectors. The plaintiffs sought damages of $100 for each class member. In August 1996, the plaintiffs filed an amended petition alleging, additionally, that HRI violated Texas law in attempting to collect consumer debts without disclosing in any communication to the debtors that it was collecting consumer debts. The putative class consists of all persons contacted in Texas by HRI with respect to a recovery. HRI believes that it is not a "debt collector" under Texas law and, accordingly is not subject to the Texas laws listed in the complaint. The Company has filed a motion for summary judgment in the case and does not believe that this litigation will have a material adverse effect upon its financial condition or upon results of its operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     Upon the completion of the Offering, except as noted below with respect to Mr. McDowell and Ms. Harreld, the Directors and Executive Officers of the Company are as follows:



NAME                                     AGE                     POSITION
----                                     ---                     --------
Patrick B. McGinnis....................  50   Chairman, Chief Executive Officer, Director
Dennis K. Burge........................  50   Executive Vice President -- Operations
Douglas R. Sharps......................  43   Executive Vice President -- Finance and
                                                Administration, Chief Financial Officer and
                                                Secretary
Kathleen K. Harreld(1).................  44   Executive Vice President -- Business
                                                Development
Bobby T. Tokuuke.......................  51   Senior Vice President -- Systems
Debra M. Murphy........................  41   Senior Vice President -- Sales & Marketing
William C. Ballard, Jr.................  56   Director
Jill L. Force..........................  44   Director
John H. Newman.........................  52   Director
Elaine J. Robinson.....................  48   Director
Chris B. Van Arsdel....................  52   Director
David E. McDowell(1)...................  54   Director


---------------


(1) Mr. McDowell serves in his capacity as Chief Executive Officer of Medaphis and has agreed to resign from the board of directors of the Company effective upon the completion of the Offering. Ms. Harreld intends to resign upon the completion of the Offering.


     PATRICK B. MCGINNIS serves as Chairman, Chief Executive Officer and a Director of the Company. In 1988, Mr. McGinnis left Humana Inc., where he served as Vice President -- Finance & Planning, to co-found the Company. He served as the Company's Chief Executive Officer until August 1995, when he became President of the Medaphis Healthcare Information Technology Company, which provides a variety of sophisticated software solutions to healthcare enterprises throughout the United States. He rejoined the Company in January 1997 as its Chairman and Chief Executive Officer.

     DENNIS K. BURGE serves as Executive Vice President -- Operations of the Company. Mr. Burge joined the Company in 1991 as Vice President, Operations. He was promoted to Senior Vice President -- Operations in October 1994. In May 1996, he joined Gottlieb Financial Services (a Medaphis subsidiary) as Chief Operating Officer, where he served until February 1997, when he rejoined the Company.

     DOUGLAS R. SHARPS serves as Executive Vice President -- Finance and Administration, Chief Financial Officer and Secretary. Mr. Sharps joined the Company in January 1990 as Vice President and General Counsel. He served as Senior Vice President -- Finance and General Counsel from October 1994 to August 1995. He is also the principal of Sharps & Associates, PSC, a law firm that provides support to HRI and handles litigated recoveries in California, Illinois, Kentucky and Texas.

     KATHLEEN K. HARRELD serves as Executive Vice President -- Business Development. Ms. Harreld joined the Company in August 1989 as Vice
President -- Sales and Marketing. She served as Senior Vice
President -- Operations from May 1996 to August 1996, and as President of HRI from August 1996 until January 1997, when she assumed her present duties.

     BOBBY T. TOKUUKE serves as Senior Vice President -- Systems. Mr. Tokuuke joined the Company at its inception in 1988 and was part of the team that developed the SubroSystem. From October 1994 he served as Vice President of Systems and assumed his present position in April 1996.

     DEBRA M. MURPHY serves as Senior Vice President -- Sales and Marketing. Ms. Murphy joined the Company in 1991 as Sales and Marketing Manager. She was promoted to Director of Sales in October 1994 and to Vice President -- Sales in February 1996 until April 1996, when she assumed her current responsibilities in April 1996.


     WILLIAM C. BALLARD, JR. has agreed to become a Director upon the completion of the Offering. Mr. Ballard is of counsel to the law firm, Greenebaum, Doll & McDonald in Louisville, Kentucky. He retired in 1992 after 22 years as the Chief Financial Officer and a director of Humana Inc. Mr. Ballard serves on the board of directors of American Safety Razor Co., Atria Communities, Inc., a national provider of assisted and independent living communities for the elderly, Healthcare REIT, Inc., LG&E Energy Corp., Mid-America Bankcorp, United HealthCare Corp. and Vencor, Inc., one of the nation's largest providers of health care services, focusing on the elderly.



     JILL L. FORCE has agreed to become a Director upon the completion of the Offering. Since June 1989 Ms. Force has served as Senior Vice President, General Counsel and Corporate Secretary of Vencor, Inc.


     JOHN H. NEWMAN has agreed to become a Director upon the completion of the Offering. Mr. Newman has been a partner in the law firm of Brown & Wood LLP since 1980.

     ELAINE J. ROBINSON has agreed to become a Director upon the completion of the Offering. Ms. Robinson has served as Vice President and Treasurer of Providian Corporation since December of 1991.

     CHRIS B. VAN ARSDEL has agreed to become a Director upon the completion of the Offering. Since August 1995, Mr. Van Arsdel has served as Vice President of Operations in EDS' Corporate Client/Server Group. From October 1989 to August 1995, Mr. Van Arsdel was Director Corporate Quality at EDS.


     DAVID E. MCDOWELL has agreed to resign as a member of the Company's Board of Directors upon the completion of the Offering. He has been Chairman and Chief Executive Officer of Medaphis since 1996. From 1992 to 1996, Mr. McDowell was President and Chief Operating Officer of McKesson Corporation, the world's largest distributor of pharmaceutical and healthcare products.



     The Company's Board of Directors is divided into three classes serving staggered, three-year terms. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Mr. McGinnis and Ms. Force shall serve for an initial term of three years, Mr. Ballard and Ms. Robinson for an initial term of two years, and Mr. Newman and Mr. Van Arsdel shall serve for an initial term of one year.


COMMITTEES OF THE BOARD

     Subsequent to the Offering, the Board of Directors will establish an Audit Committee. The Audit Committee will be comprised solely of independent directors and will be charged with recommending the firm to be appointed as independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent auditors pertaining to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

     Also, subsequent to the Offering, the Board of Directors will establish a Compensation Committee. The Compensation Committee will be comprised solely of "Non-Employee Directors" as such term is used in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" as such term is used in Treasury Regulation Section 1.162-27(c)(3) promulgated under the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee will be responsible for reviewing general policy matters relating to compensation and benefits of employees and officers, determining the total compensation of the officers and directors of the Company and administering the Company's Stock Option Plan. See
"-- Non-Qualified Stock Option Plan for Eligible Employees."

COMPENSATION OF DIRECTORS


     Non-employee Directors of the Company, after completion of the Offering, will receive $1,500 per board meeting attended and will receive initial grants of 10,000 nonqualified stock options at the initial public offering price and thereafter annual grants of 2,000 nonqualified stock options at the then current market price of the Common Stock for their services and are reimbursed for their reasonable expenses in attending meetings of the Board of Directors. See
"-- Directors' Stock Option Plan."


EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning compensation for services in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer and each of the other most highly compensated executive officers of the Company, whose aggregate cash and cash equivalent compensation exceeded $100,000 (collectively, the "Named Executive Officers"), with respect to the year ended December 31, 1996. As of August 28, 1995, HRI was a wholly-owned subsidiary of Medaphis.

                           SUMMARY COMPENSATION TABLE


                                                                            LONG-TERM
                                                                           COMPENSATION
                                          ANNUAL COMPENSATION                 AWARDS
                               -----------------------------------------   ------------
                                                               OTHER        SECURITIES
NAME AND                                                       ANNUAL       UNDERLYING       ALL OTHER
PRINCIPAL POSITION             YEAR  SALARY($)   BONUS($)   COMPENSATION    OPTIONS(#)    COMPENSATION($)
------------------             ----  ---------   --------   ------------   ------------   ---------------
Patrick B. McGinnis..........  1996  $ 97,850    $ 86,093     $85,343(1)        0               $0
  Chairman, Chief Executive
     Officer, Director
Kathleen K. Harreld..........  1996   112,935      54,917       3,535(2)        0                0
  Executive Vice President --
     Business Development
Douglas R. Sharps............  1996   104,920      54,123           0           0                0
  Executive Vice President --
     Finance and
     Administration, Chief
     Financial Officer and
     Secretary
Bobby T. Tokuuke.............  1996    89,960      15,370       3,227(3)        0                0
  Senior Vice President --
     Systems
Debra M. Murphy..............  1996    90,973      17,447       1,785(4)        0                0
  Senior Vice
     President -- Sales &
     Marketing


---------------

(1) Includes $79,343 paid to Mr. McGinnis for his services as President of Medaphis Healthcare Information Technology Company, a subsidiary of Medaphis, $4,500 of matching contributions to the Medaphis Employees' Retirement Savings Plan and $1,500 of matching contributions to the Medaphis Deferred Compensation Plan.
(2) Includes $3,535 of matching contributions to the Medaphis Employees' Retirement Savings Plan.
(3) Includes $2,151 of matching contributions to the Medaphis Employees' Retirement Savings Plan and $1,076 of matching contributions to the Medaphis Deferred Compensation Plan.
(4) Includes $1,785 of matching contributions to the Medaphis Employees' Retirement Savings Plan.

STOCK OPTION GRANTS

     During the year ended December 31, 1996, Medaphis granted or repriced a total of 183,000 stock options to the Named Executive Officers pursuant to various Medaphis stock option plans. The following table sets forth the grants and repricings for each Named Executive Officer during the year ended December 31, 1996.

                             OPTION GRANTS IN 1996
                               INDIVIDUAL GRANTS

                         NUMBER OF
                        SECURITIES    PERCENT OF                                   POTENTIAL REALIZABLE VALUE AT
                        UNDERLYING      TOTAL                                      ASSUMED RATES OF STOCK PRICE
                          OPTIONS      OPTIONS                                        APPRECIATION FOR OPTION
                          GRANTED     GRANTED TO    EXERCISE                               TERM ($)/(2)
                          AND/OR      EMPLOYEES      PRICE         EXPIRATION      -----------------------------
         NAME           REPRICED(#)   OF COMPANY   ($/SHARE)        DATE(1)        0%        5%          10%
         ----           -----------   ----------   ----------   ----------------   ---    --------    ----------
Patrick B. McGinnis...    100,000       36.56%     $    13.25             , 1997   $0     $941,200    $2,455,380
Kathleen K. Harreld...     31,000       11.33%      8.5-9.875             , 1997    0      190,392       491,242
Douglas R. Sharps.....     17,000        6.22%      8.5-9.875             , 1997    0      103,030       264,589
Bobby T. Tokuuke......     18,000        6.58%      8.5-9.875             , 1997    0      111,707       288,065
Debra M. Murphy.......     17,000        6.22%      8.5-9.875             , 1997    0      105,061       270,993

---------------

(1) The initial terms of these options range from June 1, 2006 to November 19, 2007. However, under the terms of the options, vesting is accelerated to
              , 1997 upon the closing of the Offering.


(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission based on the initial option expiration dates ranging from June 1, 2006 to November 19, 2007. The actual value, if any, a Named Executive Officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Because the options will expire three months or, with respect to some of the options, six months after the closing of the Offering, it is very unlikely that the value realized by a Named Executive Officer will be at or near the assumed 5% or 10% levels.


OPTION EXERCISES AND YEAR-END HOLDINGS

     During the year ended December 31, 1996, none of the Named Executive Officers exercised stock options. The following table sets forth certain information with respect to unexercised stock options to purchase Medaphis common stock held by each Named Executive Officer as of December 31, 1996.

                 AGGREGATED OPTION EXERCISES DURING FISCAL YEAR
         ENDED DECEMBER 31, 1996 AND 1996 FISCAL YEAR-END OPTION VALUES

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                                               OPTIONS AT FISCAL           "IN-THE-MONEY" OPTIONS
                                                                 YEAR-END (#)             AT FISCAL YEAR-END($)/(1)
                         SHARES ACQUIRED      VALUE      -----------------------------   ---------------------------
         NAME            ON EXERCISE(#)    REALIZED($)   EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
         ----            ---------------   -----------   -----------    --------------   -----------   -------------
Patrick B. McGinnis....           0          $    0         8,400          123,600         $   -0-        $   -0-
Kathleen K. Harreld....           0               0         7,594           38,391          14,912         82,555
Douglas R. Sharps......           0               0         7,594           24,391          14,912         51,806
Bobby T. Tokuuke.......           0               0         3,497           18,299          10,970         37,299
Debra M. Murphy........           0               0         2,698           17,199           8,649         35,608

---------------


(1) Options are "in the money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $11.1875 per share, the market value of the Common Stock issuable upon exercise of the options at December 31, 1996 (as determined by the Board of Directors), and the exercise price of the option, multiplied by the applicable number of shares underlying the options.

NON-QUALIFIED STOCK OPTION PLAN FOR ELIGIBLE EMPLOYEES


     The Company has adopted the Healthcare Recoveries, Inc. Non-Qualified Stock Option Plan for Eligible Employees (the "Plan"). The Plan provides for the award of stock options to certain officers and key employees of the Company at the time of the Offering. The Company has reserved 700,000 shares of Common Stock for issuance under the Plan. At the time of the Offering, options to purchase 200,000 shares will be granted to Mr. McGinnis, options to purchase 78,750 shares will be granted to Mr. Burge, options to purchase 78,750 shares will be granted to Mr. Sharps, options to purchase 65,000 shares will be granted to Mr. Tokuuke, and options to purchase 65,000 shares will be granted to Ms. Murphy. In addition, options to purchase 12,500 shares will be granted to certain other employees of the Company at the time of the Offering. Such options shall be exercisable at the initial public offering price and shall vest ratably over a three year period. It is the intention of Company management to propose to the Compensation Committee a grant of up to 200,000 additional options to key managers of the Company (not including the Named Executive Officers) as soon as practical after the Offering at the market price on the date of grant. In accordance with Treasury regulations, in the event the value realized upon the exercise of options by any covered employee (the difference between the per share exercise price and the market price on the date of exercise multiplied by the number of options exercised) when combined with such employee's other covered compensation in the year of exercise exceeds $1.0 million, the Company will be unable to deduct the amount of such excess compensation.


     The Plan shall be administered by the Compensation Committee of two of more non-employee directors. Subject to the terms of the Plan, the Compensation Committee has the authority to determine the employees to whom options or rights may be granted, the exercise price and the number of shares subject to each option or right and the time or times when each option shall become exercisable, to interpret the Plan and prescribe and rescind rules and regulations consistent with the Plan and to determine certain other provisions with respect to each option or right.

     Options granted under this Plan are generally nontransferable by the optionee and, unless otherwise determined by the Compensation Committee, must be exercised by the optionee during their period of employment or service with the Company or within a specified period following termination of employment or service. In the event of a Change of Control (as defined by the Plan), the unexercised portion of all outstanding options under the Plan will become fully vested and immediately exercisable and will remain exercisable until the occurrence of such event, after which time all outstanding options will immediately terminate as to any portion thereof not exercised.

SUPPLEMENTAL RETIREMENT SAVINGS PLAN


     The Company has adopted a non-qualified deferred compensation plan under which certain key employees of the Company may defer up to 15% of their compensation (reduced by the amount they could have deferred under the Company's 401(k) Plan). The Company will match employee contributions equal to the contributions that would have been made under the Company's 401(k) Plan but for certain tax restrictions. Participants will be entitled to receive distributions upon termination of employment. The Company may fund all or part of its obligations under this plan in a trust reachable by the Company's general creditors.


ANNUAL BONUS PLAN


     The Company has adopted an annual performance-based bonus plan in which the Named Executive Officers will participate. The plan provides for cash bonuses to its participants based on certain performance-based thresholds set forth in the Plan. The Company estimates that the maximum bonus for the Named Executive Officers and participating key employees would be between 95% and 115% of their respective base annual salaries.


DIRECTORS' STOCK OPTION PLAN


     The Company has adopted the Healthcare Recoveries, Inc. Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of options to purchase Common Stock to each

Director who will be a member of the Board upon the consummation of the Offering. No Director who is an employee of the Company or any subsidiary is eligible to participate in the Directors' Plan.


     The Directors' Plan provides that each eligible Director who will be a member of the Board of Directors will be awarded options to purchase 10,000 shares of Common Stock at an exercise price equal to the initial public offering price per share. Thereafter, option grants under the Directors' Plan will be made at each annual meeting of the Board of Directors, beginning in 1998 and each subsequent annual meeting until 2002, and on such dates each eligible Director will receive options to purchase 2,000 shares of Common Stock, for so long as shares are available under the Director's Plan. One-third of the shares of Common Stock covered by an option shall vest on the May 1st next following the date of grant and on each succeeding March 1st until fully vested, provided that the optionee must be an eligible Director of the Company on May 1st. Subject to readjustment in accordance with the provisions of the Directors' Plan, the total amount of Common Stock on which options may be granted to Directors under the Directors' Plan shall not exceed in the aggregate shares.



     The Directors' Plan shall be administered by the Compensation Committee. Subject to the terms of the Directors' Plan, the Compensation Committee has the authority to determine the Directors to whom options or rights may be granted, the exercise price and the number of shares subject to each option or right and the time or times when each option shall become exercisable, to interpret the Directors' Plan and prescribe and rescind rules and regulations consistent with the Directors' Plan and to determine certain other provisions with respect to each option or right. If an optionee ceases to be a non-employee Director due to voluntary resignation as a Director, voluntary decision not to stand for reelection or removal as a Director by the stockholders for cause, then the unvested portion of any option shall terminate on the earlier of the option's expiration date or the date of termination of service as a non-employee Director. If an optionee ceases to be Director for any other reason, the unvested portion of options shall vest on the date of termination of service and may thereafter be exercised pursuant to their terms. The obligations of the Company under the Directors' Plan shall be binding upon any successor to substantially all of the Company's assets and business, and the Company has agreed that it will make appropriate provision for the preservation of the optionee's rights in any agreement or plan which it may enter into or adopt to effect any such transfer of assets or ownership. The Directors' Plan, with respect to the granting of options, shall terminate at midnight on May 31, 2002.


DIVESTITURE BONUS


     In connection with the Offering, the Company has agreed to grant to certain members of the Company's management team 200,000 shares of Common Stock, representing 2% of the Common Stock to be outstanding after the Offering (the "Divestiture Bonus"). Upon the consummation of the Offering, 80,000, 20,000, 20,000, 15,000, 15,000 and 36,000 of these shares will be granted to Messrs. McGinnis, Burge, Sharps, Tokuuke, Ms. Murphy and Ms. Harreld, respectively. The remaining 14,000 shares will be granted to other members of the HRI management team upon the consummation of the Offering. These shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act, and each member of the management team receiving the Divestiture Bonus has agreed with the Company not to sell more than 50% of such member's Divestiture Bonus shares within the first year after the consummation of the Offering. The Company's financial statements for the quarter ending June 30, 1997, will reflect a non-cash charge (not deductible for income tax purposes) in an amount equal to $2.8 million (assuming an initial public offering price of $14.00 per share), less an amount (based on an independent appraisal) to reflect a discount value of the shares due to their transfer restrictions in connection with the Divestiture Bonus.


EMPLOYMENT AGREEMENTS

     The Company and Mr. McGinnis have entered into an employment agreement pursuant to which Mr. McGinnis will serve as Chairman and Chief Executive Officer of the Company. The employment agreement is for a term of three years, with automatic two year renewals, unless a notice of termination is delivered by either party within not less than sixty (60) days prior to the end of a term or a renewal term. Under the terms of the agreement, Mr. McGinnis will receive a salary at an annual rate of $200,000. The Company may terminate the employment agreement and all of its obligations thereunder if Mr. McGinnis (i) materially breaches any term of the employment agreement, (ii) commits any act in bad faith materially detrimental to the Company, (iii) engages in illegal or dishonest activities or is convicted of any crime involving fraud, deceit, or moral turpitude, or (iv) dies or becomes mentally or physically disabled and is unable to perform his obligation under the employment agreement. The Company's obligations under the employment agreement to pay salary, to provide for the continued vesting of stock option awards and to provide for health insurance benefits shall continue for the greater of the remainder of the term (or the renewal term) or two years if the Company terminates the employment agreement for any other reason, or if Mr. McGinnis terminates the agreement for one of the following reasons (i) the Company materially breaches any term of the employment agreement, (ii) the Company assigns Mr. McGinnis duties, or significantly reduces his assigned duties, in a manner inconsistent with his position with the Company (without his consent), (iii) the Company requires Mr. McGinnis's relocation outside of the metropolitan Louisville, Kentucky area (without his consent), (iv) the Company fails to obtain the assumption of the employment agreement by any successors to the Company, or (v) a Change in Control Event (as defined in the employment agreement) occurs, and Mr. McGinnis's employment is terminated by Mr. McGinnis or the Company, for whatever reason, within 120 days thereafter (in this latter event, Mr. McGinnis may also be entitled to receive a certain Gross-Up Payment (as defined in the employment agreement)).The employment agreement contains certain confidentiality and noncompete provisions in favor of the Company.

     The Company and Messrs. Burge, Sharps, Tokuuke, and Ms. Murphy have entered into employment agreements, each with a term of three years. Under the terms of the agreements, Messrs. Burge and Sharps will receive a salary at an annual rate of $125,000, and Mr. Tokuuke and Ms. Murphy will receive a salary at an annual rate of $110,000. The Company may terminate an employment agreement with Messrs. Burge, Sharps, Tokuuke, and Ms. Murphy in the following circumstances: (i) material breach of any term of the employment agreement, (ii) commission of any act in bad faith materially detrimental to the Company, (iii) engagement in illegal or dishonest activities or conviction of any crime involving fraud, deceit, or moral turpitude or (iv) death or mental or physical disability resulting in an inability to perform one's obligations under the employment agreement. Each employment agreement contains certain confidentiality and noncompete provisions in favor of the Company.

                              CERTAIN TRANSACTIONS

MEDAPHIS

     Medaphis is selling HRI as part of its restructuring plan to divest non-core businesses and is required to use the net proceeds of the Offering to retire bank debt. Since August 1995, HRI has been a wholly-owned subsidiary of Medaphis. During this period, certain corporate functions that had been performed by HRI internally were performed by Medaphis. These functions consisted primarily of payroll and benefits administration. See Note 1 to the Audited Financial Statements of HRI.

     In connection with the closing of the Offering, HRI and Medaphis will enter into a Separation Agreement, negotiated at arms-length between Medaphis management and HRI management, pursuant to which certain insurance, tax and other administrative matters are addressed.

     Messrs. McGinnis, Sharps and Tokuuke, and Ms. Harreld and Ms. Murphy possess incentive options to purchase shares of Medaphis Common Stock that will automatically vest, pursuant to the terms of such options, in connection with the Offering. See "Management -- Option Exercises and Year-End Holdings."

     In connection with the acquisition of HRI by Medaphis, Messrs. McGinnis, Sharps and Tokuuke, and Ms. Harreld and Ms. Murphy received 273,456, 51,948, 43,016, 56,943 and 6,693 shares, respectively, of Medaphis common stock in exchange for their holding of Common Stock.


     Effective the date of this Prospectus, the Company and Medaphis entered into a Separation Agreement (the "Separation Agreement") that provides for the separation of HRI from Medaphis. The Separation Agreement provides that on the date the Offering is consummated (i) HRI will have a nominal amount of unrestricted cash, and will not owe any amount to Medaphis (except as discussed below with respect to purchased goods and services, certain employee benefit plan payments and a distribution to be made to Medaphis to reduce HRI's stockholder's equity to $4.1 million) and (ii) Medaphis will not owe any amount to HRI.


     The Separation Agreement also provides that (i) HRI will owe (without markup or markdown) Medaphis after the consummation of the Offering for any goods or services purchased from or through Medaphis prior to consummation but not paid for prior to such consummation; (ii) Medaphis will cause its bank lenders to release in connection with the Offering the HRI guaranty of Medaphis' bank debt, all liens on HRI's assets and the Common Stock to be sold by Medaphis pursuant to the Offering; (iii) HRI will upon consummation of the Offering assume responsibility for providing health insurance or coverage to former HRI employees (and their eligible dependents) who have exercised their right under federal law to obtain such insurance or coverage in accordance with applicable federal law; (iv) assets and liabilities under the Medaphis "cafeteria" employee benefit plan relating to HRI employees will be transferred to a new HRI "cafeteria" benefit plan, together with an adjusting payment to or from HRI to reflect any difference between plan assets and liabilities; (v) after consummation of the Offering, Medaphis will transfer assets in the Medaphis 401(k) retirement plan that relate to HRI employees to a new HRI 401(k) retirement plan in a manner that satisfies legal requirements for interplan asset transfers; (vi) all stock options held by HRI employees as of the consummation of the Offering shall, in accordance with the particular option plan under which such options are granted, become immediately vested as of such date and any such optionees shall be entitled to exercise their options in accordance with the terms of the particular option agreements relating to the granting of such options; (vii) effective as of the consummation of the Offering, HRI must have in place certain insured and self-funded welfare benefit plans and arrangements to cover those HRI employees who were covered by such types of plans prior to such date; and (viii) Medaphis shall pay, in one lump sum, the account balances under the Medaphis Executive Deferred Compensation Plan due to those Plan participants who will be continuing employment with HRI after consummation of the Offering.

     With respect to indemnification, the Separation Agreement provides that (i) HRI will indemnify Medaphis for federal, state and local income and other tax liability relating to HRI for all periods ending on or prior to August 28, 1995, the date Medaphis acquired HRI and for all periods after the consummation of the Offering; (ii) Medaphis will indemnify HRI for federal income tax liability relating to Medaphis or any subsidiary (including HRI), and for state and local income and other tax liability relating to Medaphis or any subsidiary other than HRI, from August 29, 1995, to the date of consummation of the Offering; (iii) HRI will indemnify Medaphis from liability due to or arising out of acts or failures to act of HRI in the periods described in clause (i);
(iv) Medaphis will indemnify HRI from liability due to or arising out of the acts or failures to act of Medaphis or any subsidiary (other than HRI) for all periods described in (i) and (ii); and (v) Medaphis will indemnify Messrs. Ballard, Newman and Van Arsdel and Ms. Force and Ms. Robinson from certain liabilities arising out of the Offering, including liabilities under the Securities Act.

     Prior to the date of this Prospectus, HRI began performing for itself certain functions previously performed for HRI by Medaphis. These functions include such items as payroll, processing of accounts payable, employee health plan administration and HRI's workers' compensation and other business insurance coverages.

SHARPS & ASSOCIATES


     As part of its obligations under client contracts, HRI generally pays for the legal representation of clients, as required in the recovery process. A portion of those payments is made in the form of a retainer to Sharps & Associates, a law firm solely owned by Douglas R. Sharps, HRI's Executive Vice President -- Finance and Administration, Chief Financial Officer and Secretary. This law firm employs nine attorneys and three paralegals at its offices in Louisville, Kentucky; Oakland, California; Chicago, Illinois; and Dallas, Texas. HRI paid $432,159, $562,875, $748,273 and $187,731, to such related party during the periods ended December 31, 1994, 1995, 1996 and the three months ended March 31, 1997, respectively, for legal services; HRI spent $1,314,650, $1,568,023, $2,059,706 and $659,075 during the same periods, respectively, on other outside legal representation related to its recovery activities. However, Mr. Sharps receives no personal benefit from his ownership of the firm. See Note 6 to the Company's Financial Statements.

                       PRINCIPAL AND SELLING STOCKHOLDER

     The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of December 31, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby and the grant of the Divestiture Bonus, of (i) each person known by the Company to be the beneficial owner of more than 5% of any class of the Common Stock; (ii) each director of the Company; (iii) all executive officers and directors of the Company as a group and (iv) the Selling Shareholder:


                                              NUMBER OF SHARES BENEFICIALLY
         NAME OF BENEFICIAL OWNER                         OWNED                    PERCENTAGE OF SHARES OWNED
         ------------------------            --------------------------------   --------------------------------
                                             BEFORE OFFERING   AFTER OFFERING   BEFORE OFFERING   AFTER OFFERING
                                             ---------------   --------------   ---------------   --------------
Medaphis Corporation(1)....................     9,800,000               0             100%                0%
Patrick B. McGinnis(2).....................             0          80,000               0                 *
Dennis K. Burge(3).........................             0          20,000               0                 *
Kathleen K. Harreld(4).....................             0          36,000               0                 *
Douglas R. Sharps(3).......................             0          20,000               0                 *
Bobby T. Tokuuke(5)........................             0          15,000               0                 *
Debra M. Murphy(5).........................             0          15,000               0                 *
David E. McDowell..........................             0               0               0                 0
All executive officers and directors as a
  group (7 persons)........................             0         186,000               0%              1.9%


---------------

 *  Less than 1%.
(1) The address of Medaphis is 2700 Cumberland Parkway, Suite 300, Atlanta, Georgia 30339.

(2) Includes 80,000 shares of Common Stock to be granted pursuant to the Divestiture Bonus and excludes 200,000 shares of Common Stock that may be acquired upon the exercise of stock options to be granted upon consummation of the Offering because none of such options will be presently exercisable.


(3) Includes 20,000 shares of Common Stock to be granted pursuant to the Divestiture Bonus and excludes 78,750 shares of Common Stock that may be acquired upon the exercise of stock options to be granted upon consummation of the Offering because none of such options will be presently exercisable.


(4) Includes 36,000 shares of Common Stock to be granted pursuant to the Divestiture Bonus.


(5) Includes 15,000 shares of Common Stock to be granted pursuant to the Divestiture Bonus and excludes 65,000 shares of Common Stock that may be acquired upon the exercise of stock options to be granted upon the consummation of the Offering because none of such options will be presently exercisable.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock having a par value of $.001 per share ("Common Stock") and 2,000,000 shares of Preferred Stock, having a par value of $.001 per share ("Preferred Stock").


     As of January 31, 1997, there were issued and outstanding 9,800,000 shares of Common Stock that were held of record by one (1) stockholder. There will be 10,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby and the grant of the Divestiture Bonus and 11,470,000 shares of Common Stock outstanding if the Underwriters exercise their entire over-allotment option. As of the date hereof, there are no shares of Preferred Stock outstanding.


COMMON STOCK

     Except as otherwise required by law or as provided by the Board of Directors with respect to any class or series of Preferred Stock, the entire voting power and all voting rights are vested exclusively in the Common

Stock. Each holder of shares of Common Stock is entitled to one vote for each share outstanding in his or her name on the books of the Company.

     Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company has no current plans to pay dividends on its Common Stock.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the distribution or payment to the holders of shares of any series of Preferred Stock as provided by the Board of Directors with respect to any such series of Preferred Stock, the remaining assets of the Company available for distribution to stockholders shall be distributed among and paid to the holders of Common Stock ratably in proportion to the number of shares of Common Stock held by them respectively.

PREFERRED STOCK

     The Board of Directors is authorized to issue shares of Preferred Stock at any time and from time to time, in one or more series, and to fix or alter the designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions of such shares of Preferred Stock, including without limitation of the generality of the foregoing, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences of any wholly unissued series of preferred shares and the number of shares constituting any of such series and the designation thereof, or any of them; and to increase or decrease the number of shares of a series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. Furthermore, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may have the effect of delaying or preventing a change in control of the Company, discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

     The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy consent, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management.

CERTAIN CHARTER AND BYLAW PROVISIONS

     Stockholders' rights and related matters are governed by the Delaware General Corporation Law, the Company's Certificate of Incorporation and its Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws of the Company, which are summarized below, tend to limit stockholders' ability to influence matters pertaining to corporate governance.

     Classified Board of Directors. The Company's Board of Directors is divided into three classes of directors serving staggered terms of three years each. See "Management -- Directors and Executive Officers." As a result, it will be more difficult to change the composition of the Company's Board of Directors, which may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Company.

     Special Meeting Call Restrictions. Under the Company's Bylaws, special meetings of the stockholders may only be called by the Chairman of the Board, a majority of the Board of Directors or upon the written demand of the holders of a majority of the outstanding shares of Common Stock entitled to vote at any such meeting. This provision makes it more difficult for stockholders to require the Company to call a special meeting of stockholders to consider any proposed corporate action, including any sale of the Company, which may be favored by the stockholders.

     Restrictions on Amendments to Bylaws. Under the Company's Certificate of Incorporation, the Company's Bylaws may not be amended by the stockholders and any contrary provision may not be adopted without the affirmative vote of at least two-thirds of the shares entitled to vote generally in the election of directors. This supermajority restriction makes it more difficult for the stockholders of the Company to amend the Bylaws and thus enhances the power of the Company's Board of Directors vis-a-vis stockholders with regard to matters of corporate governance that are governed by the Bylaws.

     Limited Action by Written Consent of Stockholders. In general, stockholder action may only be taken at a special or annual stockholder meeting called for such purpose or with the unanimous written consent of the stockholders. These requirements may delay stockholder action on matters requiring stockholder approval.

DIRECTORS' LIABILITY

     The Company's Certificate of Incorporation includes provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (the "DGCL") or for any transaction from which the director derived an improper personal benefit). The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 of the DGCL. Section 203 may have the effect of delaying, deferring or preventing a change of control of the Company. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time such stockholder became an "interested stockholder," unless (a) prior to such time the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," or (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) persons who are directors and also officers and (ii) by employee stock plans, in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) at or subsequent to such time the "business combination" is approved by the board of directors and authorized at the annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes certain mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock is National City Bank, Cleveland, Ohio.


LISTING


     The Company's Common Stock has been approved for listing on the Nasdaq National Market under the trading symbol "HCRI."


                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     General. The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for U.S. federal income and estate tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State thereof (including the District of Columbia), (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the trust's administration and one or more United States fiduciaries have the authority to control all the substantial decisions of such trust. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

     Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment or, in the case of an individual, a fixed base in the United States, maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment or a fixed base will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) but will generally be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

     To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current United States Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under proposed regulations, in the case of dividends (paid after December 31, 1997 or December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Under current regulations, the Company must report annually to the United States Internal Revenue Service (the "IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

     A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

     Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates, or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been, currently is or is likely to become) and, assuming that the Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock.

     Estate Tax. Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

     Backup Withholding and Information Reporting. As a general rule, under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to the actual and constructive payment of dividends. The United States backup withholding tax and information reporting requirements generally, under current regulations, will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, unless the payor has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not entitled to an exemption, as discussed above and that fail to provide in the manner required certain identifying information. However, under proposed regulations, in the case of dividends paid after December 31, 1997, a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

     The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-US. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require (i) backup withholding if the broker has actual knowledge that the owner is not a Non-U.S. Holder, and (ii) information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The IRS recently proposed regulations addressing the withholding and information reporting rules which could affect the treatment of the payment of proceeds discussed above. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the possible application of the proposed regulations addressing the withholding and information reporting rules.

     Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, provided that such holder files the required information or appropriate claim for refund with the IRS.

                                  UNDERWRITING

     The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Steams & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and The Robinson-Humphrey Company, Inc. are acting as representatives, have severally agreed with the Company, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from the Selling Stockholder the aggregate number of U.S. Shares set forth below:


                                                               NUMBER OF
NAME OF U.S. UNDERWRITER                                      U.S. SHARES
------------------------                                      -----------
Bear, Stearns & Co. Inc.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
The Robinson-Humphrey Company, Inc..........................

                                                              ----------
          Total.............................................   7,840,000
                                                              ==========


     The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and The Robinson-Humphrey Company, Inc. are acting as lead Managers, have severally agreed with the Company, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part), to purchase from the Company the aggregate number of International Shares set forth below:


                                                                NUMBER OF
                                                              INTERNATIONAL
NAME OF MANAGER                                                  SHARES
---------------                                               -------------
Bear, Stearns International Limited.........................
Donaldson, Lufkin & Jenrette Securities Corporation.........
The Robinson-Humphrey Company, Inc..........................

                                                               ----------
          Total.............................................    1,960,000
                                                               ==========


     The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

     The Company has been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not to exceed $0. per share; that the U.S. Underwriters and the Managers may allow, and such selected dealers may reallow, a concession to certain other dealers not to exceed $0. per share; and that after the commencement of the Offering, the public offering price and the concessions may be changed.


     The Company has granted the U.S. Underwriters and the Managers options to purchase in the aggregate up to 1,470,000 additional shares of Common Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective purchase commitments as indicated in the preceding tables.


     Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or to a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any individual who is a resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or any other entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of such income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person; "United States" means the United States of America (including the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount no greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

     Each Manager has represented and agreed that (i) it has not offered or sold, and, prior to the expiration of six months following the consummation of the Offering, it will not offer or sell, any shares of Common Stock to any person in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Purchasers of the International Shares offered in the International Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

     The Underwriters have informed the Company that they do not expect to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and its executive officers and directors have agreed that for a period of 180 days following the Offering, without the prior written consent of Bear, Stearns & Co. Inc., they will not, directly or indirectly, offer or agree to sell, hypothecate, pledge or otherwise dispose of any shares of Common Stock (or securities convertible into, exchangeable for or exercisable for or evidencing the right to purchase shares of Common Stock).

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company, the Selling Stockholder, the representatives of the U.S. Underwriters and the Managers. Among the factors to be considered in making such determination will be the Company's financial and operating history and condition, its prospects and such prospects for the industry in which it does business in general, the management of the Company, prevailing equity market conditions and the demand for securities considered comparable to those of the Company.


     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. The Representatives and Lead Managers may elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Representatives and the Lead Managers may bid for, and purchase, shares of Common Stock on the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise.



     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of that security.



     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives or the Lead Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company or the Selling Stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholder and the dealer from whom such purchase confirmation is received that
(i) such purchaser is entitled under applicable Canadian provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents -- Resale Restrictions," (iv) if such purchaser is located in Manitoba, such purchaser is not an individual and is purchasing for investment only and not with a view to resale or distribution,
(v) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell shares of Common Stock to such purchaser and (vi) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of Section 43 of the Securities Act (Quebec).

TAXATION

     Canadian residents should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

ENFORCEMENT OF LEGAL RIGHTS

     The Company is organized under the laws of the State of Delaware. All or substantially all of the directors and officers of the Company reside outside Canada and substantially all of the assets of the Company are located outside Canada. As a result, it may not be possible for Canadian investors to effect service of process within Canada upon the Company or to enforce against the Company in Canada judgments obtained in Canadian courts that are predicated upon the contractual rights of action, if any, granted to certain purchasers by the Company. It may also not be possible for investors to enforce against the Company in the United States judgments obtained in Canadian courts.

     Furthermore, although the requirement for an issuer to provide to certain purchasers the contractual right of action for damages and/or rescission described below is consistent with contractual considerations associated with a private placement which constitutes a primary distribution of the issuer's securities by the issuer, an investor may not be able to enforce a contractual right of action for rescission against the issuer where the offer or sale of the issuer's securities is a secondary distribution being made by a third-party such as the sale of the Common Stock by the Selling Stockholder.

NOTICE TO ONTARIO RESIDENTS

     The Common Stock offered hereby is being issued by a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

LANGUAGE OF DOCUMENTS

     All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Tous les acheteurs canadiens d'actions ordinaires reconnaissent par les presentes que c'est a leur volonte expresse que tous les documents faisant foi ou se rapportant de quelque maniere a la vente des valeurs mobilieres soient rediges en anglais seulement.

                                 LEGAL MATTERS


     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. King & Spalding also advises and represents the Selling Stockholder with respect to various matters. The Selling Stockholder will pay King & Spalding's fees and expenses in connection with the Offering. William R. Spalding served as an executive officer of Medaphis and, in such capacity, as a director of the Company until his election as a partner of King & Spalding on April 11, 1997. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.



                         INDEPENDENT PUBLIC ACCOUNTANTS



     The balance sheets as of December 31, 1995 and 1996, and the statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended March 31, 1996 and 1997, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Commission web site at (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the

Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its shareholders with annual reports containing audited financial statements certified by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants...........................   F-2
Balance Sheets as of December 31, 1995 and 1996.............   F-3
Statements of Income for the Years Ended December 31, 1994,
  1995 and 1996.............................................   F-4
Statements of Changes in Stockholders' Equity for the Years
  Ended December 31, 1994, 1995 and 1996....................   F-5
Statements of Cash Flows for the Years Ended December 31,
  1994, 1995 and 1996.......................................   F-6
Notes to Financial Statements...............................   F-7
Report of Independent Accountants on Interim Financial
  Information...............................................  F-15
Condensed Balance Sheets as of December 31, 1996 and March
  31, 1997 (Unaudited)......................................  F-16
Condensed Statements of Income (Unaudited) for the quarters
  ended March 31, 1996 and 1997.............................  F-17
Condensed Statements of Cash Flows (Unaudited) for the
  quarters ended March 31, 1996 and 1997....................  F-18
Notes to Condensed Financial Statements.....................  F-19

After consummation of the proposed stock split, as discussed in Note 10, we will be in a position to render the following report.


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Healthcare Recoveries, Inc.

     We have audited the accompanying balance sheets of Healthcare Recoveries, Inc. (the "Company") as of December 31, 1995 and 1996 and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Louisville, Kentucky
February 28, 1997, except for

  Note 10 as to which the

  date is             , 1997

                          HEALTHCARE RECOVERIES, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                               1995       1996
                                                              -------    -------
ASSETS
Current assets:
  Cash and cash equivalents.................................       --    $    53
  Restricted cash...........................................  $ 9,508     18,755
  Accounts receivable, less allowance for doubtful accounts
     of $65 in 1995 and $100 in 1996........................    1,296      1,926
  Other current assets......................................      364        275
                                                              -------    -------
          Total current assets..............................   11,168     21,009
                                                              -------    -------
Property and equipment, at cost:
  Furniture and fixtures....................................    1,210      1,713
  Office equipment..........................................      835        975
  Computer equipment........................................    2,461      3,076
  Leasehold improvements....................................      295        598
                                                              -------    -------
                                                                4,801      6,362
  Accumulated depreciation and amortization.................   (2,984)    (3,865)
                                                              -------    -------
                                                                1,817      2,497
                                                              -------    -------
Other assets................................................      405        463
                                                              -------    -------
          Total assets......................................  $13,390    $23,969
                                                              =======    =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $   290    $   586
  Accrued expenses..........................................    2,278      3,740
  Funds due clients.........................................    6,925     14,953
                                                              -------    -------
          Total current liabilities.........................    9,493     19,279
Other liabilities...........................................      623        580
                                                              -------    -------
          Total liabilities.................................   10,116     19,859
                                                              -------    -------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value, 2,000,000 shares
     authorized, no shares issued or outstanding............       --         --
  Common stock, $.001 par value, 20,000,000 shares
     authorized, 10,000,000 shares issued and outstanding...       10         10
  Equity funding from Medaphis Corporation..................    4,447        182
  Retained earnings (deficit)...............................   (1,183)     3,918
                                                              -------    -------
          Total stockholders' equity........................    3,274      4,110
                                                              -------    -------
          Total liabilities and stockholders' equity........  $13,390    $23,969
                                                              =======    =======


    The accompanying notes are an integral part of the financial statements.

                          HEALTHCARE RECOVERIES, INC.

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                               1994      1995      1996
                                                              -------   -------   -------
Revenues:
  Subrogation...............................................  $16,941   $22,496   $30,248
  Other revenues............................................       --        --     1,171
                                                              -------   -------   -------
          Total revenues....................................   16,941    22,496    31,419
Cost of services............................................    7,947    10,265    15,026
                                                              -------   -------   -------
  Gross profit..............................................    8,994    12,231    16,393
Support expenses............................................    6,066     6,899     8,093
                                                              -------   -------   -------
  Operating income..........................................    2,928     5,332     8,300
Interest income.............................................      320       580       486
                                                              -------   -------   -------
  Income before income taxes................................    3,248     5,912     8,786
Provision for income taxes..................................    1,363     2,486     3,685
                                                              -------   -------   -------
          Net income........................................  $ 1,885   $ 3,426   $ 5,101
                                                              =======   =======   =======
Pro forma earnings per common and common equivalent share...                      $  0.51
                                                                                  =======


    The accompanying notes are an integral part of the financial statements.

                          HEALTHCARE RECOVERIES, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                                            EQUITY
                                                                            FUNDING
                                          COMMON STOCK       CAPITAL IN    FROM (TO)    RETAINED
                                       -------------------   EXCESS OF     MEDAPHIS     EARNINGS
                                         SHARES     AMOUNT   PAR VALUE    CORPORATION   (DEFICIT)    TOTAL
                                       ----------   ------   ----------   -----------   ---------   -------
Balances, January 1, 1994............   2,466,976    $ 2      $     19                   $(5,752)   $(5,731)
  Net income.........................                                                      1,885      1,885
  Issuance of common stock...........      83,882     --           185                                  185
  Preferred stock dividends
     accrued.........................                                                       (400)      (400)
                                       ----------    ---      --------      -------      -------    -------
Balances, December 31, 1994..........   2,550,858      2           204                    (4,267)    (4,061)
  Net income.........................                                                      3,426      3,426
  Issuance of common stock...........      14,762     --            75                                   75
  Exercise of stock options..........     328,967      1           567                                  568
  Preferred stock dividends
     accrued.........................                                                       (342)      (342)
  Conversion of preferred stock......   7,105,413      7        10,993                               11,000
  Medaphis recapitalization..........                          (11,839)     $11,839                      --
  Distributions to Medaphis
     Corporation.....................                                        (7,392)                 (7,392)
                                       ----------    ---      --------      -------      -------    -------
Balances, December 31, 1995..........  10,000,000     10            --        4,447       (1,183)     3,274
  Net income.........................                                                      5,101      5,101
  Distributions to Medaphis
     Corporation.....................                                        (4,265)                 (4,265)
                                       ----------    ---      --------      -------      -------    -------
Balances, December 31, 1996..........  10,000,000    $10      $     --      $   182      $ 3,918    $ 4,110
                                       ==========    ===      ========      =======      =======    =======


    The accompanying notes are an integral part of the financial statements.

                          HEALTHCARE RECOVERIES, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)


                                                               1994       1995       1996
                                                              -------    -------    -------
Cash flows from operating activities:
  Net income................................................  $ 1,885    $ 3,426    $ 5,101
  Adjustment to reconcile net income to net cash provided by
     (used in) operations:
     Depreciation and amortization..........................      568        695        878
     Deferred income taxes..................................    1,207      1,743        (27)
     Changes in operating assets and liabilities:
       Increase in restricted cash..........................   (1,578)    (3,253)    (9,247)
       Increase in accounts receivable......................     (362)      (475)      (630)
       (Increase) decrease in other current assets..........     (138)       (19)        89
       Increase in other assets.............................     (259)        (8)       (42)
       Increase (decrease) in trade accounts payable........      (68)       105        296
       Increase (decrease) in accrued expenses..............      356       (110)     1,473
       Increase in funds due clients........................    1,095      2,460      8,028
       Increase (decrease) in other liabilities.............      506        117        (43)
                                                              -------    -------    -------
          Net cash provided by operations...................    3,212      4,681      5,876
                                                              -------    -------    -------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (758)    (1,280)    (1,558)
                                                              -------    -------    -------
          Net cash used in investing activities.............     (758)    (1,280)    (1,558)
                                                              -------    -------    -------
Cash flows from financing activities:
  Issuance of common stock..................................      185         75         --
  Payment of preferred stock dividends......................       --     (2,602)        --
  Exercise of stock options.................................       --        568         --
  Distributions to Medaphis Corporation.....................       --     (7,392)    (4,265)
  Other.....................................................       (9)        --         --
                                                              -------    -------    -------
          Net cash provided by (used in) financing
            activities......................................      176     (9,351)    (4,265)
                                                              -------    -------    -------
Net increase (decrease) in cash and cash equivalents........    2,630     (5,950)        53
Cash and cash equivalents, beginning of period..............    3,320      5,950         --
                                                              -------    -------    -------
Cash and cash equivalents, end of period....................  $ 5,950    $    --    $    53
                                                              =======    =======    =======
Income tax payments.........................................  $   154    $   743    $ 3,712
                                                              =======    =======    =======


    The accompanying notes are an integral part of the financial statements.

                          HEALTHCARE RECOVERIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION

     Healthcare Recoveries, Inc. (the "Company") was incorporated on June 30, 1988 under the laws of the State of Delaware. The Company's services comprise the complete outsourcing of the identification, investigation and recovery of accident-related medical benefits incurred by its clients for which other persons or entities have primary responsibility. The rights of the Company's clients to recover the value of these medical benefits arise by law or contract, are known generally as the right of subrogation, and are generally paid from the proceeds of liability or workers' compensation insurance.

     The Company operated as an independent entity until August 28, 1995 when the Company was merged with and into a subsidiary of Medaphis Corporation ("Medaphis") in a transaction accounted for as a pooling of interests (the "Merger"). Prior to the Merger, the Company's redeemable convertible preferred stock was converted to common stock. As of the effective time of the Merger, each share of the then issued and outstanding Company common stock was exchanged for Medaphis common stock. Employee stock options of the Company outstanding at the effective time of the Merger were also substituted with similar options on Medaphis common stock. Subsequent to the Merger, Medaphis recapitalized the Company effectively cancelling all but 100 shares of common stock (not adjusted for the stock split discussed in Note 9), pledged the assets and shares as collateral for Medaphis' bank debt, and made the Company a guarantor for Medaphis' bank debt.


     In anticipation of the Offering (as discussed in Note 10), certain revisions to allocations and estimates have been made by management in the accompanying financial statements for the periods during which the Company was a subsidiary of Medaphis to present the financial position, results of operations and cash flows of the Company as an independent entity. Costs previously incurred by Medaphis on behalf of the Company include executive salaries, employee benefits, insurance, telecommunications, payroll processing and other general and administrative expenses. The allocation of these costs was based principally on specific identification, the ratio of the number of Company employees to total Medaphis employees or the ratio of total Company assets to total Medaphis assets, as appropriate. Total costs allocated to the Company were $56,000 and $361,000 for the period August 28, 1995 (the date of the Merger) to December 31, 1995 and the year ended December 31, 1996, respectively. Management believes that, in the aggregate, these costs reflect the fair value of services rendered by Medaphis and that it would have incurred similar costs as an independent entity.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

     Cash and cash equivalents include cash, demand deposits and highly liquid investments with an original maturity of three months or less. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of the instruments.

     Restricted cash represents the balance in client-specific bank accounts of amounts collected on behalf of certain clients. A portion of the balance will be disbursed to clients in accordance with the terms of the contracts between the Company and its clients, while the remainder will be released to the Company.

     The Company's cash, cash equivalents and restricted cash have been placed with one financial institution.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets or the terms of the leases, if shorter. Estimated useful lives of property and equipment range from three to five years.

                          HEALTHCARE RECOVERIES, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
REVENUE RECOGNITION


     Subrogation revenues are generally derived from contingent fee arrangements based on the recoveries effected by the Company on behalf of its clients. Revenue is recognized when a fee is earned based on the settlement of a case. A case is deemed settled when the parties agree on all material terms associated with the settlement. Substantially all settlements are collected within 90 days of such agreement.


OTHER REVENUES

     Other revenues represent amounts associated with non-recurring subrogation services for clients in connection with class action tort claims from the use of breast implants.

PROVISION FOR INCOME TAXES


     The provisions for income taxes have been prepared as if the Company was an independent entity for all periods presented and in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."



STOCK-BASED COMPENSATION PLANS



     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Effective in 1996, the Company implemented the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"). SFAS No. 123 requires that companies which elect to not account for stock-based compensation as prescribed by that statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.



PRO FORMA EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE



     Pro forma earnings per common and common equivalent share were computed using the treasury stock method after giving retroactive effect to the 100,000-for-1 common stock split which will be effective immediately prior to the Offering and assumes the 9,800,000 shares sold in the Offering and the 200,000 shares to be granted in connection with the divestiture bonus were issued and outstanding from January 1, 1996 and that stock options on 550,000 shares to be granted to members of the Company's executive management and to non-employee directors exercisable at the initial offering price were granted on January 1, 1996. Shares used in computing pro forma earnings per common and common equivalent share were 10,000,000 for the year ended December 31, 1996.


USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities,
(b) disclosure of contingent assets and liabilities at the date of the financial statements and (c) reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates.

                          HEALTHCARE RECOVERIES, INC.

3.  LEASES

     The Company leases office space and certain equipment. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 1996, are as follows (in thousands):

1997........................................................  $  869
1998........................................................   1,004
1999........................................................   1,024
2000........................................................   1,066
2001........................................................   1,037
2002 and thereafter.........................................     512
                                                              ------
                                                              $5,512
                                                              ======

     Rental expense, which includes amounts applicable to short-term leases, was approximately $457,000, $606,000 and $806,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

4.  INCOME TAXES

     The provisions for income taxes for the years ended December 31, 1994, 1995 and 1996, consist of the following (in thousands):

                                                               1994     1995     1996
                                                              ------   ------   ------
Current:
  Federal...................................................  $  117   $  557   $2,784
  State and local...........................................      39      186      928
                                                              ------   ------   ------
                                                                 156      743    3,712
                                                              ------   ------   ------
Deferred:
  Federal...................................................   1,011    1,460      (22)
  State and local...........................................     196      283       (5)
                                                              ------   ------   ------
                                                               1,207    1,743      (27)
                                                              ------   ------   ------
                                                              $1,363   $2,486   $3,685
                                                              ======   ======   ======

     The following is a reconciliation of the effective tax rate to the federal statutory rate for the years ended December 31, 1994, 1995 and 1996:

                                                              1994    1995    1996
                                                              ----    ----    ----
Federal statutory rate......................................  35.0%   35.0%   35.0%
State and local taxes, net of federal tax benefit...........   6.8     6.8     6.8
Other, net..................................................   0.2     0.3     0.1
                                                              ----    ----    ----
                                                              42.0%   42.1%   41.9%
                                                              ====    ====    ====

                          HEALTHCARE RECOVERIES, INC.

     Temporary differences giving rise to net deferred tax liabilities included in the accompanying balance sheets at December 31, 1995 and 1996, respectively, consist of the following (in thousands):

                                                               1995                   1996
                                                       --------------------   --------------------
                                                       ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                       ------   -----------   ------   -----------
Accrued bonuses......................................   $297                   $386
Accounts receivable..................................              $542                   $805
Accrued litigation...................................    169                    325
Depreciation.........................................                17                     15
Deferred rent........................................     14                     31
Other assets.........................................                14                     30
Other liabilities....................................     45                     87
                                                        ----       ----        ----       ----
                                                        $525       $573        $829       $850
                                                        ====       ====        ====       ====

5.  MAJOR CLIENTS


     The following table presents the percentage of total revenues contributed by the Company's largest clients:



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1994   1995   1996
                                                              ----   ----   ----
Client A....................................................   16%    16%    25%
Client B....................................................   19     14     12
Client C....................................................   11     13      9
Client D....................................................   11      9      9
Client E....................................................    8     10      8
                                                               --     --     --
                                                               65%    62%    63%
                                                               ==     ==     ==



     No other client accounted for more than 10% of the Company's total revenues. The loss of one or more of these clients would have a material adverse effect on the Company's results of operations, financial position and cash flows.


6.  RELATED PARTY TRANSACTIONS

     Revenues from a related party approximated 9% and 7% of total revenues for the years ended December 31, 1994 and 1995, respectively. The party continued as a client in 1996 but was no longer a related party due to the Merger.

     The Company has entered into a contract for legal services with a professional service corporation that is wholly-owned by one of the Company's officers. This arrangement exists solely for the purposes of minimizing the costs of the legal services purchased by the Company on behalf of its clients. For the years ended December 31, 1994, 1995 and 1996, approximately $432,000, $563,000 and $748,000, respectively, was paid to this law firm for such legal services.

7.  EMPLOYEE BENEFIT PLANS

PENSION PLAN

     The Company's employees participate in the 401(k) defined contribution pension plan of Medaphis. Annual expense provisions are based upon the level of employee participation as the plan requires the Company to match a certain portion of the employees' contributions.

                          HEALTHCARE RECOVERIES, INC.

     Total retirement plan expense was approximately $106,000, $212,000 and $165,000, for the years ended December 31, 1994, 1995 and 1996, respectively.

OTHER

     Accrued bonuses included in the accompanying balance sheets at December 31, 1995 and 1996, approximated $1.9 million and $2.7 million, respectively.

8.  CONTINGENCIES


     The Company is engaged in the business of identifying and recovering subrogation and related claims of its clients, many of which arise in the context of personal injury lawsuits. As such, the Company operates in a litigation-intensive environment. The Company has, from time to time, been, and in the future expects to be, named as a party in litigation incidental to its business operations. To date, the Company has not been involved in any litigation which has had a material adverse effect upon the Company, but there can be no assurance that pending litigation or future litigation will not have a material adverse effect on the Company's business, results of operations and financial condition.



9.  COMMON STOCK OPTIONS



     Employee stock options of the Company outstanding at the effective time of the Merger were substituted with similar options on Medaphis common stock. Since the Merger, employees of the Company have participated in the Non-Qualified Stock Option Plan and the Non-Qualified Stock Option Plan for Non-Executive Employees (the "Stock Option Plans") of Medaphis. Granted options under the Stock Option Plans expire 10 to 11 years after the date of grant and generally vest over a three-to-five-year period, however, in accordance with the terms of the Stock Option Plans, all options granted to the Company's employees will automatically vest in connection with the Offering. Stock options granted to the Company's employees under the Stock Option Plans do not affect the number of shares used in determining the Company's pro forma per common and common equivalent share amounts. The following presents information related to the Company's employees participation in the Stock Option Plans.



     Activity related to the Stock Option Plan is summarized as follows:



                                  1994                        1995                        1996
                        -------------------------   -------------------------   -------------------------
                        SHARES   WEIGHTED-AVERAGE   SHARES   WEIGHTED-AVERAGE   SHARES   WEIGHTED-AVERAGE
                        (000)     EXERCISE PRICE    (000)     EXERCISE PRICE    (000)     EXERCISE PRICE
                        ------   ----------------   ------   ----------------   ------   ----------------
Options outstanding as
  of January 1, ......    48          $ 5.85          149         $ 8.47          220         $14.06
Granted...............   111           10.25           88          22.52          293          13.75
Exercised.............    --              --          (12)          5.92          (10)          7.37
Canceled..............   (10)          15.74           (5)         19.10          (91)         28.64
                         ---         -------        -----        -------        -----        -------
Options outstanding as
  of December 31, ....   149          $ 8.47          220         $14.06          412         $10.79
                         ===         =======        =====        =======        =====        =======
Options exercisable as
  of December 31, ....    14                           35                          89
                         ===                        =====                       =====
Weighted-average fair
  value of options
  granted during the
  year................                              $2.45                       $2.23
                                                    =====                       =====

                          HEALTHCARE RECOVERIES, INC.

     The following table summarizes information about stock options outstanding at December 31, 1996:



                                          OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                              --------------------------------------------   --------------------------
                                    NUMBER          WEIGHTED-                    NUMBER
                                OUTSTANDING AT       AVERAGE     WEIGHTED-   OUTSTANDING AT   WEIGHTED-
                                 DECEMBER 31,       REMAINING     AVERAGE     DECEMBER 31,     AVERAGE
                                     1996          CONTRACTUAL   EXERCISE         1996        EXERCISE
RANGE OF EXERCISE PRICES            (000)             LIFE         PRICE         (000)          PRICE
------------------------      ------------------   -----------   ---------   --------------   ---------
$4.48-$9.05.................         200                9.43      $ 8.33           69          $ 7.65
$9.88-$13.25................         181               10.27       11.74           11            9.88
$15.74-$29.83...............          31                9.32       20.43            9           19.36
                                     ---               -----      ------           --          ------
$4.48-$29.83................         412                9.79      $10.79           89          $ 9.06
                                     ===               =====      ======           ==          ======



     On October 25, 1996, Medaphis changed the exercise price of approximately 81,000 of its then outstanding stock options which had an exercise price of $15.00 or greater. These options have a new exercise price of $9.875. No other terms of these options were changed.



     The Company accounts for its stock option plans under APB No. 25. As a result, the Company has not recognized compensation expense for stock options granted with an exercise price equal to the quoted market price of Medaphis' common stock on the date of grant and which vest based solely on continuation of employment by the recipient of the option award. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant and stock based award has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:



                                                              1995    1996
                                                              ----    ----
Expected life (years).......................................   4.0     3.8
Risk-free interest rate.....................................   6.0%    6.2%
Dividend rate...............................................   0.0%    0.0%
Expected volatility.........................................  49.4%   52.9%



     Had compensation cost been accounted for under the provisions of SFAS No. 123, utilizing the assumptions detailed above, the Company's net income for the years ended December 31, 1995 and 1996 and pro forma earnings per common and common equivalent share for the year ended December 31, 1996 (see Note 2) would have decreased to the following pro forma amounts:



                                                               1995     1996
                                                              ------   ------
Net income
  As reported...............................................  $3,426   $5,101
  Pro forma.................................................  $3,336   $4,793
Pro forma earnings per common and common equivalent share:
  As reported...............................................           $ 0.51
  Pro forma.................................................           $ 0.48



     The effects of applying SFAS No. 123 in the pro forma disclosures are not likely to be representative of the effects on pro forma net income for future years because variables such as option grants, option exercises, and stock price volatility included in the disclosures may not be indicative of future activity.



10.  SUBSEQUENT EVENTS -- RECAPITALIZATION



     On                , 1997, the Board of Directors of Medaphis approved the
sale of 9,800,000 shares of the Company's common stock in an initial public offering (the "Offering").

                          HEALTHCARE RECOVERIES, INC.

     The accompanying financial statements reflect the Company's intent to amend its Certificate of Incorporation to authorize 2,000,000 shares of $.001 par value preferred stock and 20,000,000 shares of $.001 par value common stock of which 10,000,000 will be issued and outstanding, after a 100,000-for-1 common stock split ("Stock Split"), which the Company intends to declare and to be effective immediately prior to the Offering. The Stock Split will be effected in the form of a stock dividend. Accordingly, all references in the accompanying financial statements to number of shares and related per share amounts have been stated to reflect these changes.



11.  OTHER SUBSEQUENT EVENTS (UNAUDITED)


LINE OF CREDIT


     On             , 1997 the Company entered into an agreement which provides, effective upon the closing of the Offering, an unsecured revolving line of credit (the "Line of Credit") for borrowings up to a maximum of $10 million. The interest rate on outstanding indebtedness, at the Company's option, will be either (i) the greater of the bank's prime rate or the effective Federal Funds rate plus 0.5% or (ii) the LIBOR plus 2.25%. The maturity date for all outstanding indebtedness under the Line of Credit will be two years from the consummation of the Offering. The agreement contains customary covenants, including covenants to maintain certain minimum interest coverage and leverage ratios and a minimum level of net worth.


SEPARATION AGREEMENT WITH MEDAPHIS


     Effective             , the Company and Medaphis entered into a Separation
Agreement (the "Separation Agreement") that provides for the separation of the Company from Medaphis. The Separation Agreement provides that on the date the Offering is consummated (i) the Company will (assuming none of the underwriters' over-allotment option has been exercised) have a nominal amount of unrestricted cash, and will not owe any amount to Medaphis (except as discussed below with respect to purchased goods and services, certain employee benefit plan payments and a dividend to be paid to Medaphis to reduce HRI's stockholders' equity to $4,110,000) and (ii) Medaphis will not owe any amount to the Company.


     The Separation Agreement also provides that (i) the Company will owe (without markup or markdown) Medaphis after the consummation of the Offering for any goods or services purchased from or through Medaphis prior to consummation but not paid for prior to such consummation; (ii) Medaphis will cause its bank lenders to release in connection with the Offering the Company's guaranty of Medaphis' bank debt, all liens on the Company's assets and the Common Stock to be sold by Medaphis pursuant to the Offering; (iii) the Company will upon consummation of the Offering assume responsibility for providing health insurance or coverage to former Company employees (and their eligible dependents) who have exercised their right under federal law to obtain such insurance or coverage in accordance with applicable federal law; (iv) assets and liabilities under the Medaphis "cafeteria" employee benefit plan relating to the Company's employees will be transferred to a new Company "cafeteria" benefit plan, together with an adjusting payment to or from the Company to reflect any difference between plan assets and liabilities; (v) after consummation of the Offering, Medaphis will transfer assets in the Medaphis 401(k) retirement plan that relate to the Company's employees to a new 401(k) retirement plan in a manner that satisfies legal requirements for interplan asset transfers; (vi) all stock options held by the Company's employees as of the consummation of the Offering shall, in accordance with the particular option plan under which such options are granted, become immediately vested as of such date and any such optionees shall be entitled to exercise their options in accordance with the terms of the particular option agreements relating to the granting of such options; (vii) effective as of the consummation of the Offering, the Company must have in place certain insured and self-funded welfare benefit plans and arrangements to cover those Company employees who were covered by such types of plans prior to such date; and (viii) Medaphis shall pay, in one lump sum, the account balances under the Medaphis Executive Deferred Compensation Plan due to those Plan participants who will be continuing employment with the Company after consummation of the Offering.

                          HEALTHCARE RECOVERIES, INC.

11.  OTHER SUBSEQUENT EVENTS (UNAUDITED) -- (CONTINUED)

     With respect to indemnification, the Separation Agreement provides that (i) the Company will indemnify Medaphis for federal, state and local income and other tax liability relating to the Company for all periods ending on or prior to August 28, 1995, the date of the Merger and for all periods after the consummation of the Offering; (ii) Medaphis will indemnify the Company for federal income tax liability relating to Medaphis or any subsidiary (including the Company), and for state and local income and other tax liability relating to Medaphis or any subsidiary other than the Company, from August 29, 1995, to the date of consummation of the Offering; (iii) the Company will indemnify Medaphis from liability due to or arising out of acts or failures to act of the Company in the periods described in clause (i); (iv) Medaphis will indemnify the Company from liability due to or arising out of the acts or failures to act of Medaphis or any subsidiary (other than the Company) for all periods described in (i) and
(ii); and (v) Medaphis will indemnify the non-employee directors of the Company from certain liabilities arising out of the Offering, including liabilities under the Securities Act of 1933.

NON-CASH COMPENSATION CHARGE


     The Company will recognize a non-recurring, non-cash compensation charge of approximately $2.8 million (pro forma $0.28 per common and common equivalent share -- See Note 2), less an amount (based on an independent appraisal) to reflect a discount in the value of the shares due to their transfer restrictions in the quarter ending June 30, 1997 relating to a divestiture bonus comprised of 200,000 shares of the Company's common stock granted by the Company to certain members of the Company's executive management upon consummation of the Offering. The amount of the charge approximates the fair value of the shares granted based on the estimated offering price ($14.00 per share), less an amount (based on an independent appraisal) to reflect a discount in the value of the shares due to their transfer restrictions.


NON-QUALIFIED STOCK OPTION PLAN FOR ELIGIBLE EMPLOYEES


     The Company plans to adopt the Healthcare Recoveries, Inc. Non-Qualified Stock Option Plan for Eligible Employees (the "Plan"). The Plan provides for the award of stock options to certain officers and key persons of the Company. The Company has reserved 700,000 shares under the Plan and will grant, at the time of the Offering, options to purchase 500,000 shares of the Company's common stock. Such options are exercisable at the initial public offering price per share and will vest ratably over a three-year period.


DIRECTORS' STOCK OPTION PLAN

     The Company plans to adopt the Healthcare Recoveries, Inc. Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of options to purchase the Company's common stock to each Director who will be a member of the Company's Board of Directors upon the consummation of the Offering. No Director who is an employee of the Company or any subsidiary is eligible to participate in the Directors' Plan.


     The Company reserved and granted options on 50,000 shares of the Company's common stock at the time of the Offering under the Directors' Plan. Such options are exercisable at the initial public offering price. One-third of the shares of Common Stock covered by an option shall vest on the March 1st next following the date of grant and on each succeeding March 1st until fully vested, provided that the optionee must be an eligible director of the Company on March 1st.

     After consummation of the proposed stock split, as discussed in Note 10 to the audited financial statements, we will be in a position to render the following report.


                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                         INTERIM FINANCIAL INFORMATION

To the Board of Directors and Stockholders
Healthcare Recoveries, Inc.

     We have reviewed the accompanying condensed financial statements of Healthcare Recoveries, Inc. (the "Company") as of March 31, 1997, and for the three-month period then ended. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

Louisville, Kentucky
May   , 1997

                          HEALTHCARE RECOVERIES, INC.

                            CONDENSED BALANCE SHEETS
                      DECEMBER 31, 1996 AND MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)


                                                                             (UNAUDITED)
                                                              DECEMBER 31,    MARCH 31,
                                                                  1996          1997
                                                              ------------   -----------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................    $    53        $   125
  Restricted cash...........................................     18,755         18,680
  Accounts receivable, less allowance for doubtful accounts
     of $100 -- December 31, 1996 and $125 -- March 31,
     1997...................................................      1,926          2,380
  Other current assets......................................        275            671
                                                                -------        -------
          Total current assets..............................     21,009         21,856
                                                                -------        -------
Property and equipment, at cost:
  Furniture and fixtures....................................      1,713          1,731
  Office equipment..........................................        975            981
  Computer equipment........................................      3,076          3,098
  Leasehold improvements....................................        598            604
                                                                -------        -------
                                                                  6,362          6,414
  Accumulated depreciation and amortization.................     (3,865)        (4,109)
                                                                -------        -------
                                                                  2,497          2,305
                                                                -------        -------
Other assets................................................        463          1,176
                                                                -------        -------
          Total assets......................................    $23,969        $25,337
                                                                =======        =======

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................    $   586        $   619
  Accrued expenses..........................................      3,740          3,225
  Funds due clients.........................................     14,953         15,380
                                                                -------        -------
          Total current liabilities.........................     19,279         19,224
Other liabilities...........................................        580            753
                                                                -------        -------
          Total liabilities.................................     19,859         19,977
                                                                -------        -------
Contingencies
Stockholders' equity:
  Preferred stock, $.001 par value, 2,000,000 share
     authorized, no share issued or outstanding.............
  Common stock, $.001 par value, 20,000,000 authorized,
     10,000,000 shares issued and outstanding...............         10             10
  Equity funding from Medaphis Corporation..................        182             57
  Retained earnings.........................................      3,918          5,293
                                                                -------        -------
          Total stockholders' equity........................      4,110          5,360
                                                                -------        -------
          Total liabilities and stockholders' equity........    $23,969        $25,337
                                                                =======        =======


     The accompanying notes are an integral part of the condensed financial statements

                          HEALTHCARE RECOVERIES, INC.

                   CONDENSED STATEMENTS OF INCOME (UNAUDITED)
                 FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)


                                                               1996            1997
                                                              ------          ------
Subrogation revenues........................................  $6,676          $8,917
Cost of services............................................   3,354           4,326
                                                              ------          ------
     Gross profit...........................................   3,322           4,591
Support expenses............................................   1,871           2,338
                                                              ------          ------
     Operating income.......................................   1,451           2,253
Interest income.............................................      92             114
                                                              ------          ------
     Income before income taxes.............................   1,543           2,367
Provision for income taxes..................................     647             992
                                                              ------          ------
          Net income........................................  $  896          $1,375
                                                              ======          ======
Pro forma earnings per common and common equivalent share...  $ 0.09          $ 0.14
                                                              ======          ======


     The accompanying notes are an integral part of the condensed financial statements

                          HEALTHCARE RECOVERIES, INC.

                 CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
                 FOR THE QUARTERS ENDED MARCH 31, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)


                                                              1996      1997
                                                              -----    ------
Cash flows from operating activities:
  Net income................................................  $ 896    $1,375
  Adjustment to reconcile net income to net cash (used in)
     provided by operations:
     Depreciation and amortization..........................    194       245
     Deferred income taxes..................................   (165)     (330)
     Changes in operating assets and liabilities:
       (Increase) decrease in restricted cash...............   (154)       75
       Increase in accounts receivable......................   (336)     (454)
       Increase in other current assets.....................   (176)     (249)
       (Increase) decrease in other assets..................      8      (657)
       Increase (decrease) in trade accounts payable........   (119)       33
       Decrease in accrued expenses.........................   (240)     (388)
       Increase in funds due clients........................    195       427
       Increase (decrease) in other liabilities.............   (107)      173
                                                              -----    ------
          Net cash (used in) provided by operations.........     (4)      250
                                                              -----    ------
Cash flows from investing activities:
  Purchases of property and equipment.......................   (330)      (53)
                                                              -----    ------
          Net cash used in investing activities.............   (330)      (53)
                                                              -----    ------
Cash flows from financing activities:
  Distributions from (to) Medaphis Corporation..............    423      (125)
                                                              -----    ------
          Net cash provided by (used in) financing
           activities.......................................    423      (125)
                                                              -----    ------
Net increase in cash and cash equivalents...................     89        72
Cash and cash equivalents, beginning of period..............     --        53
                                                              -----    ------
Cash and cash equivalents, end of period....................  $  89    $  125
                                                              =====    ======
Income tax payments.........................................  $ 812    $1,326
                                                              =====    ======


     The accompanying notes are an integral part of the condensed financial statements

                          HEALTHCARE RECOVERIES, INC.

                     NOTES TO CONDENSED FINANCIAL STATEMENT
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     The accompanying financial statements are presented in a condensed format and consequently do not include all of the disclosures normally required by generally accepted accounting principles or those normally made in the Company's financial statements. Accordingly, the reader of these financial statements may wish to refer to the Company's audited financial statements as of and for the year ended December 31, 1996, contained elsewhere in this Registration Statement for further information.

     The financial information has been prepared in accordance with the Company's customary accounting practices and has not been audited. In the opinion of management, the information presented reflects all adjustments necessary for a fair presentation of interim results. All such adjustments are of a normal and recurring nature.

2.  CONTINGENCIES


     The Company is engaged in the business of identifying and recovering subrogation and related claims of its clients, many of which arise in the context of personal injury lawsuits. As such, the Company operates in a litigation-intensive environment. The Company has, from time to time, been, and in the future expects to be, named as a party in litigation incidental to its business operations. To date, the Company has not been involved in any litigation which has had a material adverse effect upon the Company, but there can be no assurance that pending litigation or future litigation will not have a material adverse effect on the Company's business, results of operations and financial condition.



3.  PRO FORMA EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE



     Pro forma earnings per common and common equivalent share were computed using the treasury stock method after giving retroactive effect to the 100,000-for-1 common stock split which will be effective immediately prior to the Offering and assumes the 9,800,000 shares sold in the Offering and the 200,000 shares to be granted in connection with the divestiture bonus were issued and outstanding from January 1, 1996 and that stock options on 550,000 shares to be granted to members of its executive management and to non-employee directors exercisable at the initial offering price were granted on January 1, 1996. Shares used in computing pro forma earnings per common and common equivalent share were 10,000,000 for the three-month periods ended March 31, 1996 and 1997.



4.  FUTURE CHANGES IN THE PRESENTATION OF EARNINGS PER COMMON SHARE



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share and will be effective for both interim and annual periods ending after December 15, 1997. The Company will adopt the provisions of SFAS 128 in the first quarter of the year ending December 31, 1998. Management of the Company cannot reasonably determine the impact the standard will have on the Company's computation, presentation and disclosure of earnings per share information.

             ======================================================
    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, ANY UNDERWRITER, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................     3
Risk Factors........................     6
Use of Proceeds.....................    11
Dividend Policy.....................    11
Dilution............................    12
Capitalization......................    13
Selected Financial Data.............    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    16
Business............................    22
Management..........................    31
Certain Transactions................    38
Principal and Selling Stockholder...    40
Description of Capital Stock........    40
Certain United States Federal Tax
  Considerations for Non-U.S.
  Holders of Common Stock...........    43
Underwriting........................    46
Notice to Canadian Residents........    48
Legal Matters.......................    50
Independent Public Accountants......    50
Available Information...............    50
Index to Financial Statements.......   F-1


                               ------------------
    UNTIL        , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ======================================================

             ======================================================

                                9,800,000 SHARES



                          HEALTHCARE RECOVERIES, INC.


                                   HEALTHCARE


                                RECOVERIES, INC.



                                  COMMON STOCK


                           --------------------------


                                   PROSPECTUS
                           --------------------------

                            BEAR, STEARNS & CO. INC.



                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION

                      THE ROBINSON-HUMPHREY COMPANY, INC.
                                           , 1997
             ======================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 24, 1997


PROSPECTUS


                                9,800,000 SHARES

                       (LOGO) HEALTHCARE RECOVERIES, INC.

                          HEALTHCARE RECOVERIES, INC.



                                  COMMON STOCK

                         ------------------------------


    All of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Healthcare Recoveries, Inc. ("HRI" or the "Company") offered hereby are being sold by its sole stockholder, Medaphis Corporation ("Medaphis" or the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder. The Company will receive the proceeds of the sale of Common Stock to the extent the Underwriters exercise their over-allotment option.


    A total of 7,840,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,960,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discount per share are identical for both the U.S. Offering and the International Offering (collectively, the "Offering").


    Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for inclusion in the Nasdaq National Market under the symbol "HCRI", subject to notice of issuance.


                         ------------------------------


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                         ------------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.



===========================================================================================================================
                                                                                        PROCEEDS TO
                                                 PRICE TO          UNDERWRITING           SELLING           PROCEEDS TO
                                                  PUBLIC            DISCOUNT(1)       STOCKHOLDER(2)        COMPANY(3)
------------------------------------------------------------------------------------------------------------------------
Per Share..................................          $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------------
Total(3)...................................          $                   $                   $                   $
========================================================================================================================



(1) See "Underwriting" for indemnification arrangements with the U.S. Underwriters and the Managers (collectively the "Underwriters").


(2) Before deducting expenses payable by the Selling Stockholder, estimated at $655,655. If the over-allotment option described below is exercised, the Company will pay a pro-rata portion of such expenses.


(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,470,000 shares of Common Stock solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $        , $        and $        ,
    respectively. See "Underwriting."

                         ------------------------------


    The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that delivery of the International Shares will be made against payment therefor on or about
           , 1997, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.


                         ------------------------------


BEAR, STEARNS INTERNATIONAL LIMITED


                          DONALDSON, LUFKIN & JENRETTE


                               SECURITIES CORPORATION



                                             THE ROBINSON-HUMPHREY COMPANY, INC.



               THE DATE OF THIS PROSPECTUS IS             , 1997.

             ======================================================
    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, ANY UNDERWRITER, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................     3
Risk Factors........................     6
Use of Proceeds.....................    11
Dividend Policy.....................    11
Dilution............................    12
Capitalization......................    13
Selected Financial Data.............    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    16
Business............................    22
Management..........................    31
Certain Transactions................    38
Principal and Selling Stockholder...    40
Description of Capital Stock........    40
Certain United States Federal Tax
  Considerations for Non-U.S.
  Holders of Common Stock...........    43
Underwriting........................    46
Notice to Canadian Residents........    48
Legal Matters.......................    50
Independent Public Accountants......    50
Available Information...............    50
Index to Financial Statements.......   F-1


                               ------------------
    UNTIL        , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ======================================================

             ======================================================


                                9,800,000 SHARES



                       HEALTHCARE RECOVERIES, INC. (LOGO)


                                   HEALTHCARE
                                RECOVERIES, INC.


                                  COMMON STOCK

                           --------------------------

                                   PROSPECTUS

                           --------------------------
                                 BEAR, STEARNS
                             INTERNATIONAL LIMITED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                      THE ROBINSON-HUMPHREY COMPANY, INC.
                                           , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and NASD filing fee, all amounts are estimates.


SEC registration fee........................................  $ 51,227
NASD filing fee.............................................    17,405
Nasdaq National Market Listing Fee..........................    42,591
Accounting fees and expenses................................   125,000
Legal fees and expenses.....................................   250,000
Blue Sky fees and expenses (including counsel fees).........     8,000
Printing and Engraving expenses.............................   130,000
Transfer Agent and Registrar fees and expenses..............     2,000
Miscellaneous Expenses......................................    29,432
                                                              --------
          Total.............................................  $655,655
                                                              ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). Article VII of the Company's Certificate of Incorporation provides that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the Delaware General Corporate Law or (iv) for any transaction from which such director derived an improper personal benefit.
Article IX of the Company's Certificate of Incorporation provides that the Company will indemnify its directors and officers to the full extent permitted by law. In addition, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following list describes sales by the Registrant of securities in the past three years which were not registered under the Securities Act in reliance upon Sections 4(2), 3(b) and/or 3(a)(2) of the Securities Act. Prior to Medaphis' acquisition of the Company in August 1995, Mr. William Ballard was awarded options to purchase 1,200 shares (unadjusted to reflect Medaphis' acquisition of the Company or the Stock Split) at an exercise price of $9.04 per share of Common Stock in connection with service as a director of the Company as of July 1, 1994, which options were exercised. These shares were converted into shares of Medaphis Common Stock in connection with Medaphis' purchase of the Company in August 1995. Mr. Randy Brown was awarded options to purchase 800 shares of Common at an exercise price of $9.04 per share, which options have expired, in connection with his service as a Director of the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1.1**  --   Underwriting Agreement
   3.1**  --   Restated Certificate of Incorporation of the Company
   3.2**  --   Bylaws of the Company
   4.1    --   Specimen Stock Certificate
   4.2*   --   Healthcare Recoveries, Inc. Non-Qualified Stock Option Plan
               of Eligible Employees
   4.3*   --   Healthcare Recoveries, Inc. Directors' Stock Option Plan
   5.1**  --   Opinion of King and Spalding as to the legality of the
               Common Stock being registered
  10.1**  --   Separation Agreement between Medaphis and the Company
  10.2*   --   Employment Agreement between the Company and Patrick B.
               McGinnis
  10.3*   --   Form of Employment Agreement between the Company and Douglas
               R. Sharps, Dennis K. Burge, Bobby T. Tokuuke and Debra M.
               Murphy
  10.4**  --   Divestiture Bonus Agreement
  10.5**  --   Supplemental Retirement Savings Plan
  10.6*   --   Lease between W&M Kentucky, Inc. and Healthcare Recoveries,
               Inc.
    15    --   Awareness letter from Coopers & Lybrand L.L.P.
  23.1**  --   Consent of King and Spalding (contained in Exhibit 5.1)
  23.2    --   Consent of Coopers & Lybrand L.L.P.
  23.3    --   Consent of William C. Ballard, Jr.
  23.4    --   Consent of Jill L. Force
  23.5    --   Consent of Elaine J. Robinson
  23.6    --   Consent of John H. Newman
  23.7    --   Consent of Chris B. Van Arsdel
  24.1    --   Powers of Attorney (contained on signature page)
  27.1    --   Financial Data Schedule (for SEC use only)


---------------


 * Previously filed.


** To be filed by amendment


     (b) Financial Statement Schedules.

     Not Applicable

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, on April 24, 1997.


                                          HEALTHCARE RECOVERIES, INC.

                                          By:     /s/ PATRICK B. McGINNIS
                                            ------------------------------------
                                                    Patrick B. McGinnis
                                            Chairman and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Patrick B. McGinnis and David E. McDowell, and each of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

               /s/ PATRICK B. McGINNIS                   Chairman, Chief Executive          April 24, 1997
-----------------------------------------------------      Officer and Director
                 Patrick B. McGinnis                       (Principal Executive Officer)

                /s/ DOUGLAS R. SHARPS                    Executive Vice                     April 24, 1997
-----------------------------------------------------      President -- Finance and
                  Douglas R. Sharps                        Administration, Chief
                                                           Financial Officer and
                                                           Secretary
                                                           (Principal Financial Officer
                                                           and Principal Accounting
                                                           Officer)

                /s/ DAVID E. McDOWELL                    Director                           April 24, 1997
-----------------------------------------------------
                  David E. McDowell